FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 24, 2010	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001, and to Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001. References to “NHI” as part of certain line items in Nomura’s financial statements and information included in this Form 6-K are to Nomura Holdings, Inc. References to the “Nomura group” are to Nomura and its subsidiaries. Also, as used in this Form 6-K, references to “we”, “us”, “our” and similar references are to Nomura and, except as the context otherwise requires, its consolidated subsidiaries. References to “Nomura Securities” in this Form 6-K are to Nomura Securities Co., Ltd.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to Japanese yen, and references to “U.S. dollars” and “$” are to United States dollars. All ownership data with respect to us presented in this Form 6-K is presented based on the voting interest directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries. For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our consolidated financial statements, including the notes thereto, for the six months ended September 30, 2008 and 2009 are included elsewhere in this Form 6-K. The interim financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors.

Recent Developments

NikkoCiti Trust In July 2009, we entered into a share purchase agreement with Nikko Citi Holdings Inc. and Citigroup International LLC with respect to our acquisition of all the shares of NikkoCiti Trust and Banking Corporation through The Nomura Trust and Banking Co., Ltd. Completed on October 1, 2009, this acquisition is designed to support The Nomura Trust and Banking Co., Ltd.’s strategy of positioning fund trustee and administration services as part of its core business.

Saudi Arabia operation In July 2009, we commenced operations in Saudi Arabia as the first Asian securities firm to provide investment banking services in the Kingdom. We are working to offer corporate finance, capital markets and wealth management services for clients in Saudi Arabia as well as deal in overseas securities as an agent-dealer in Saudi Arabia.

U.S. Primary Dealer In July 2009, and consistent with our overall strategy to bolster its global fixed income franchise, Nomura Securities International, Inc., a U.S. broker-dealer within Nomura group, was designated to join the ranks of Primary Dealers by the Federal Reserve Bank of New York. By being a Primary Dealer, Nomura Securities International, Inc. can serve as counterparties in open market operations, participate directly in treasury auctions and provide analysis and market information to trading desks at the Federal Reserve Bank of New York.

Indian Primary Dealer In September 2009, Nomura Fixed Income Securities Private Limited, an Indian broker-dealer within Nomura group, has been granted a Primary Dealer license by the Reserve Bank of India. Part of Nomura’s overall strategy to deepen its fixed income market presence in Asia, the license enables Nomura to access and trade Indian interest rate risk via underwriting and distributing government bonds as well as trading in local currency interest rate swaps.

Equity Financing In October 2009, we raised ¥435.5 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

Recent Developments in Capital Adequacy Regulations In December 2009, the Basel Committee on Banking Supervision, or the Basel Committee, announced consultative proposals to strengthen the resilience of the banking sector, laying out a new framework of capital and liquidity regulations in response to the global financial crisis. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deduction of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system), strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009), introducing a leverage ratio requirement as a supplemental measure to the risk-based framework and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. While the full set of standards is expected by the end of 2010 with plans for implementation to commence by the end of 2012, the Basel Committee will wait for an impact assessment and more visibility on the world economy before setting exact requirements and timetables.

Recent Developments in Japanese Regulations on Financial Instruments Firms On December 25, 2009, the Financial Services Agency of Japan, or the FSA, issued for public comment a proposed amendment to the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.”, which is scheduled to become effective by March 31, 2010. This amendment is intended to require corporate groups of financial instruments firms (i.e., firms engaging in the securities business, investment advisory business or certain other financial services) that engage in international operations, including Nomura, to strengthen their management and compliance systems in view of the increasingly significant growth, complication and development of their international operations. These new requirements include strengthening the groups’ business management system, compliance system and risk management system, as well as public disclosure of detailed information regarding their capital adequacy ratios, in accordance with the Basel II framework. In addition, the proposed amendment includes restrictions on their compensation system, which are designed to reduce excessive risk taking by their executives and employees.

Obama Administration’s January 14, 2010 Proposal for Financial Crisis Responsibility Fee On January 14, 2010, the Obama Administration of the United States proposed a Financial Crisis Responsibility Fee to be levied on the debts (excluding FDIC-assessed deposits and insurance policy reserves, as appropriate) of financial firms with more than $50 billion in consolidated assets. The fee is also designed as a deterrent against excessive leverage for large financial firms. As proposed, the fee would apply to certain financial firms organized in the United States, including subsidiaries of foreign firms. If approved by U.S. Congress, the fee would go into effect on June 30, 2010 and remain in place at least 10 years, subject to extension should any TARP losses remain uncovered at the end of that period. The proposed fee is currently expected to raise $117 billion over about 12 years, 60% of which is expected to come from the ten largest financial firms in the United States.

Australian Securities Exchange License On January 20, 2010, Nomura announced the continued expansion of its Australian business with the Australian Securities Exchange (“ASX”) admitting Nomura as a market participant. The ASX license complements the growth of Nomura’s Asia-Pacific equity platform and continues to strengthen its cash equities business.

Obama Administration’s January 21, 2010 Proposal for New Restrictions on Size and Scope of Financial Institutions On January 21, 2010, the Obama Administration proposed a set of new restrictions on size and scope of banks and other financial institutions designed to rein in excessive risk taking. Under the proposal, a bank or a financial institution that contains a bank would be prohibited from owning, investing in or sponsoring a hedge fund or a private equity fund, or proprietary trading operations unrelated to serving customers for its own profit. The proposal would also place broader limits on the growth of the market shares of liabilities at certain large financial firms, with a view to limiting the consolidation of the U.S. financial sector.

Risk Factors

You should consider carefully the following risks and uncertainties before making a decision to invest in our securities. If any event related to the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially adversely affected. Following the occurrence of any such event, the value of our securities could also decline and you could lose all or a part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including ones that we currently are not aware of or do not currently deem material, may also result in decreased revenues or increased expenses or have other consequences that could result in a decline in the value of our securities.

Recent financial and credit crises and recessionary economies around the world have had, and may continue to have, adverse effects on our businesses, financial condition and results of operations

During 2008, particularly the second half of the year, the business environment was extremely adverse. Despite signs of recovery in the first half of 2009, the business environment remains extremely uncertain in the mid- to long-term. Starting in mid-2007 in the United States and Europe, and particularly during the second half of 2008, the financial services industry and global securities markets were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in the values of subprime mortgages in the U.S. market, but spread to all mortgage and real estate asset classes, to leveraged loans and to nearly all asset classes, including equities. The first half of 2009 has seen reversals in some of these valuations (although they remain significantly below peak levels), highlighting the continued volatility of the markets.

Market conditions have also led to the failure or merger of a number of prominent financial institutions, primarily in the United States. Financial institution failures or problems have resulted in further losses as a consequence of defaults on securities issued by them and defaults on derivatives and other contracts entered into with such entities. The geographic reach of such consequences has extended globally. In addition, the United States, large parts of Europe and Japan have experienced a significant downturn in their economies as a whole. Even though the economic situation has stabilized in recent months, business activity across a wide range of industries and regions continues to be significantly reduced and many companies continue to be in serious difficulty due to the lack of demand for their products or services, primarily due to significantly reduced consumer spending, lack of liquidity in the credit markets and high unemployment rates. Any failure to achieve desired results from the recent government aid or stimulus programs around the world, or any phase-out or termination of such programs, could further adversely affect our business environment.

In response to these challenges in the business environment, we have been implementing several strategic initiatives. We are seeking to expand our customer base, focusing on growing market share in client-driven flow businesses and continuing to review and reduce asset size through targeted disposition of assets not suited to our business focus. We are implementing cost reduction through selective downsizing with a concentration on core businesses in the short-term, as well as reengineering our business processes for savings in the longer-term. As to the latter, our service-related firms in India will attempt to bring about cost reductions and productivity increases group-wide. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the then current business environment. Also, there can be no assurance that the economic environment will not worsen in the future (as exemplified by the substantial drop in the world stock markets resulting from the announcement by the Dubai government in late November 2009 that it had requested the creditors of Dubai World, one of the holding companies that are backed by the Dubai government, to agree to deferment of repayment of its debt until May 30, 2010), in which case our financial condition and results of operations may be materially and adversely affected.

We may have difficulty achieving the targeted synergies or other benefits from the acquisition of the former Lehman operations, which may have a material adverse effect on our business, results of operations and financial condition

In October 2008, we acquired certain operations of Lehman, including a majority of Lehman’s employees in the Asia-Pacific region and in the equities and investment banking businesses in Europe and the Middle East as well as certain of its fixed income personnel in Europe and its specialized service companies in India, in order to expand and enhance our wholesale operations. The acquisition did not include any trading assets or trading liabilities of Lehman.

We believe that achieving the targeted synergies and other benefits from the integrated businesses will be fundamental to our strategy and financial success over the coming years. Doing so in a timely manner will involve a number of challenges, risks and uncertainties, including:

•

potential loss of key former Lehman employees, the risk of which may be heightened after the payment of retention guarantee bonuses that we have agreed to pay to a number of such employees contingent upon their continued service with us through the end of certain vesting periods specified in their respective employment contracts, most of which end by March 31, 2010, or as other global firms in the financial services industry seek to hire employees to enhance and expand their recently contracted operations in expectation of longer-term market recovery;

•

failure, delays or other difficulties in assimilating the former Lehman employees with our original employees to form and operate efficiently as a single team, including challenges in reconciling cultural differences and attitudes of our respective employees;

•

deterioration or loss of relationships with former Lehman customers, which may occur due to loss of former Lehman employees, customers’ dissatisfaction with our services relative to Lehman’s, or otherwise;

•	temporary or extended disruption of, or deterioration in quality of, our services caused during the integration process;

•	failure to implement effectively our operating standards, controls, policies and procedures; and

•	loss or impairment of relationships with strategic or other business partners.

If we do not successfully achieve the targeted synergies and other benefits from the acquisition of the former Lehman operations in a timely manner, and as a result, fail to gain higher earnings to offset the higher level of on-going expenses resulting from the Lehman acquisition, our business, results of operations and financial condition may materially suffer.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity, real estate and other markets, as well as in loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. This could result in losses due to the decline in value of the assets we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, and the global financial and credit crisis in the autumn of 2008. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by value at risk, or VaR, and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral can increase our costs and reduce our profitability; and if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in the autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products developed through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk. Furthermore, in a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for each of those and similar purchases and acquisitions in conformity with U.S. GAAP, as a business combination, and allocate their acquisition costs to the assets acquired and liabilities assumed, and record the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and intangible assets. Any impairment charges for goodwill or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the Russian economic crisis in 1998, the terrorist attacks in the United States on September 11, 2001, U.S. subprime issues since 2007, and the global financial and credit crisis in Autumn of 2008, in each case adversely affecting our business, but also more generally the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	the decline of prices of securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with commercial banks, commercial bank- owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial services firms can compete with us to a greater degree than they could before some deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, a number of securities companies have allied with or been acquired by commercial banks, and non-Japanese commercial banks are enhancing their securities subsidiaries in Japan. Most of our major Japanese competitors are now owned by, or allied with, bank holding groups. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in the loss of market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial services firms in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial services firms are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired certain Lehman operations, including some of the Lehman employees in Europe and the Middle East and a majority of the Lehman employees in Asia, as well as certain specialized service companies in India in 2008. There can be no assurance, however, that we will successfully achieve the targeted synergies or other intended benefits from the acquisition of former Lehman operations as contemplated. In addition, we are currently rebuilding our operations in the United States. In particular, we are increasing headcount to service client-related businesses, including cross-border transactions such as sales in Europe or Asia of products originated in the United States and vice versa. We believe that strong U.S. business will be essential to our global success because there is an increasing demand for us to provide services in all major financial centers in the world, including the United States and, accordingly, if we fail to expand and strengthen our operations in the United States, it may materially and adversely affect our global strategy. At the same time, we are likely to face significant challenges in carrying out our expansion plans, and there can be no assurance that our efforts will be successful. On January 14, 2010, the Obama Administration of the United States proposed a “Financial Crisis Responsibility Fee” to be levied on certain debts of financial firms with more than $50 billion in consolidated assets. Also, on January 21 2010, the Obama Administration announced a proposed set of new restrictions on size and scope of banks and other financial institutions to curtail excessive risk taking. For more information about such measures, see “Recent Developments—Obama Administration’s January 14, 2010 Proposal for Financial Crisis Responsibility Fee”, “Recent Developments—Obama Administration’s January 21, 2010 Proposal for New Restrictions on Size and Scope of Financial Institutions” in this document. Although the details or the timing of the Obama Administration’s January 2010 proposals are not fully known, as a result of the implementation of those new measures, these restrictions could adversely affect our expansion and strengthening of our operations.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	Failure to settle securities transactions;

•	Failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to securities exchanges;

•	Suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.;

•	The destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan; or

•	The disruption of our business due to pandemic diseases or illnesses, such as avian influenza and swine flu.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business.

During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the FIEA, effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks. In addition, we currently calculate and disclose our consolidated capital adequacy ratio by applying the FSA’s capital adequacy rules applicable to bank holding companies with international operations, as allowed under the guideline published by the FSA. In July 2009, the Basel Committee approved a basic package of measures designed to strengthen its rules for capital adequacy measures, commonly referred to as Basel II, upon which the above-mentioned FSA’s capital adequacy rules are based. Also, in December 2009, the Basel Committee announced consultative proposals to strengthen the resilience of the banking sector, laying out a new framework of capital and liquidity regulations in response to the global financial crisis. For more information about such measures, see “Recent Developments—Recent Developments in Capital Adequacy Regulations”, “Operating and Financial Review and Prospects—Regulatory Capital Requirements” in this document and “Regulatory Capital Rules—Japan” under Item 4.B. of our annual report on Form 20-F for the year ended March 31, 2009. Although specific rules implementing such measures designed to strengthen Basel II as well as the FSA’s rules implementing such measures in Japan are yet to be finalized, as a result of the implementation of those new measures, our capital adequacy ratio may decrease or we may be required to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders.

The FSA plans to amend the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.” Such amendment will include, among others, restrictions on the compensation systems of corporate groups of financial instruments firms engaging in international operations, including Nomura, which are designed to reduce excessive risk taking by their executives and employees. For more information about such amendments, see “Recent Developments—Recent Developments in Japanese Regulations on Financial Instruments Firms”. The impact of the regulations and legislation on us and our industry is still unknown and other countries where we operate could introduce similar measures. Tightening of regulations applicable to us and our industry in many countries could adversely affect our business, our financial condition and operating results.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to detect or deter misconduct by an employee, director or officer and the precautions we take to detect and prevent misconduct may not be effective in all cases. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme by which to induce our investment, loans, guarantee or any other form of our financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect. We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We are a holding company and depend on payments from our subsidiaries

We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity business in Japan and outside of Japan. In Japan, our fully owned subsidiaries, Nomura Principal Finance Co., Ltd. and Nomura Financial Partners Co., Ltd. make investments mainly in the manufacturing, hospitality and tourism industries and the financial services sector. In Europe and Asia, we make private equity investments through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. If business performance of these investments or the market conditions of these sectors deteriorate, our inability to dispose of our private equity investments at the level and time we may wish, could have a material impact on our future financial statements.

Following the restructuring of our European private equity business in 2002, the investments that were formerly held by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd., or TFCPL, an independent private equity firm, which was founded by a number of ex-Nomura employees (collectively referred to as the “Terra Firma Investments”). Nomura is a passive investor in respect of the Terra Firma Investments. The performance of the Terra Firma Investments could have a material impact on our operating results and financial condition.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 323 “Investments—Equity Method and Joint Ventures”, formerly Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts, or the Nomura Bond Fund, are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of Nomura’s common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. For the purpose of protecting investors from excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to transfer, voting and other restrictions

Pursuant to the Companies Act of Japan, or the Companies Act, relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. Under the unit share system, any holders of shares constituting less than a unit has the right to require us to purchase their shares. Also, any holders of shares constituting less than a unit may require us to sell them such number of shares as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Our Articles of Incorporation, our Regulations of the Board of Directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions, including jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. Our dividend payout practice is no exception. We ultimately determine the actual dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For the foregoing reasons, our shareholders of record on a record date may not receive the dividends they anticipate. Furthermore, we do not announce any dividend forecast.

It may not be possible for investors to effect service of process within the United States upon us or our directors or executive officers, or to enforce against us or those persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors and executive officers reside in Japan. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2008 and 2009

The interim financial statements of this Form 6-K have not been audited but have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors. The unaudited interim consolidated financial statements are prepared on a basis substantially consistent with the audited consolidated financial statements included in our Form 20-F filed on June 30, 2009.

Overview

The following table provides selected consolidated statements of operations information for the six months ended September 30, 2008 and 2009.

	Six Months Ended September 30,
	2008	2009
	(in millions, except percentages)
Non-interest revenues:
Commissions	¥167,084	¥197,462
Fees from investment banking	23,433	45,309
Asset management and portfolio service fees	85,190	64,347
Net gain (loss) on trading	(10,500)	269,619
Gain (loss) on private equity investments	(14,496)	(106)
Gain (loss) on investments in equity securities	(8,840)	7,493
Other	28,787	22,953

Total non-interest revenues	270,658	607,077
Net interest revenue	(7,506)	(8,693)
Net revenue	263,152	598,384
Non-interest expenses	416,886	539,671

Income (loss) before income taxes	(153,734)	58,713
Income tax expense (benefit)	(4,141)	19,629

Net income (loss)	(149,593)	39,084

Less: Net income (loss) attributable to noncontrolling interests	(129)	(51)

Net income (loss) attributable to NHI(1)	¥(149,464)	¥39,135

Return on equity (annualized)(2)	(15.7)%	5.0%

Note:

(1)	Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Calculation method: Net income (loss) attributable to NHI divided by average Total NHI shareholders’ equity multiplied by two.
(3)	The following table shows the number of employees as of the date indicated:

	As of September 30,
	2008	2009
Japan	14,759	15,405
Europe	2,020	4,369
Americas	1,012	1,468
Asia (excluding Japan) and Oceania	1,180	4,675

Total	18,971	25,917

Net revenue increased by 127.4% from ¥263,152 million for the six months ended September 30, 2008 to ¥598,384 million for the six months ended September 30, 2009. Commissions increased by 18.2%, due primarily to increasing brokerage commissions and commissions for distribution of investment trusts. Asset management and portfolio service fees decreased by 24.5%, due primarily to a decrease in assets under management. Net gain on trading increased from a net loss of ¥10,500 million for the six months ended September 30, 2008 to a net gain of ¥269,619 million during the six months ended September 30, 2009, due primarily to revenues from trading activities. Our losses on private equity investments during the six months ended September 30, 2009 decreased to ¥106 million from ¥14,496 million during the comparable period in 2008. We recorded a gain on our investments in equity securities in the amount of ¥7,493 million for the six months ended September 30, 2009 which compares with the loss of ¥8,840 million for the comparable period in 2008, due primarily to the general rebound of the stock market. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at fair value, with unrealized gains and losses on these investments recognized through earnings.

Net interest revenue was negative ¥8,693 million for the six months ended September 30, 2009 and negative ¥7,506 million for the six months ended September 30, 2008. Net interest revenue is a function of the level and the total mix of assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Global Markets operation in particular, we view net interest revenue and non-interest revenues in aggregate.

Non-interest expenses increased by 29.5% from ¥416,886 million for the six months ended September 30, 2008 to ¥539,671 million for the six months ended September 30, 2009. The increase in non-interest expenses consisted mainly of compensation and benefits. Most of the increase in compensation and benefits was attributable to our hiring of former Lehman employees.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law, which targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

For the six months ended September 30, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 33.4% was mainly due to a reversal of valuation allowance relating to losses of foreign subsidiaries.

For the six months ended September 30, 2008, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 2.7% was mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries.

Net income attributable to NHI was ¥39,135 million for the six months ended September 30, 2009 compared to a net loss attributable to NHI of ¥149,464 million for the six months ended September 30, 2008. Our annualized return on equity was 5.0% for the six months ended September 30, 2009 and negative 15.7% for the six months ended September 30, 2008.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trusts that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

	Six Months Ended September 30,
	2008	2009
	(in millions)
Non-interest revenues	¥158,034	¥186,926
Net interest revenue	2,230	1,604

Net revenue	160,264	188,530
Non-interest expenses	138,767	134,317

Income before income taxes	¥21,497	¥54,213

Net revenue for the six months ended September 30, 2009 was ¥188,530 million, an increase of 17.6% from ¥160,264 million for the six months ended September 30, 2008, due primarily to increasing brokerage commissions and commissions for distribution of investment trusts.

Non-interest expenses for the six months ended September 30, 2009 were ¥134,317 million, a decrease of 3.2% compared to ¥138,767 million for the six months ended September 30, 2008.

Income before income taxes increased 152.2% from ¥21,497 million for the six months ended September 30, 2008 to ¥54,213 million for the six months ended September 30, 2009.

The graph below shows the revenue composition by product in terms of Retail non-interest revenues for the six months ended September 30, 2008 and 2009.

Revenue Composition by Product

As shown above, the percentage of revenue composed of investment trusts and asset management increased from 54% for the six months ended September 30, 2008 to 57% for the six months ended September 30, 2009, due primarily to an increase in commissions for distribution of investment trusts. The percentage of revenue composed of equities increased from 20% for the six months ended September 30, 2008 to 25% for the six months ended September 30, 2009, due primarily to the rebound of the stock market. The percentage of revenue composed of bonds decreased from 23% for the six months ended September 30, 2008 to 16% for the six months ended September 30, 2009, due primarily to a decrease in revenue reflecting the decrease in the sales of bonds. The percentage of revenue composed of variable annuity insurance decreased from 3% for the six months ended September 30, 2008 to 2% for the six months ended September 30, 2009.

Retail client assets increased by ¥0.3 trillion from ¥68.6 trillion at September 30, 2008 to ¥68.9 trillion at September 30, 2009. Retail client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products.

The following graph shows amounts and details regarding retail client assets at September 30, 2008 and 2009.

Retail Client Assets

Global Markets

We have a proven track record of sales and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base at a maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to pinpoint what types of products investors are currently looking for and then develop and deliver a line of products that meet their needs.

	Six Months Ended September 30,
	2008	2009
	(in millions)
Non-interest revenues	¥20,852	¥367,072
Net interest revenue	(16,420)	(5,445)

Net revenue	4,432	361,627
Non-interest expenses	152,739	252,707

Income (loss) before income taxes	¥(148,307)	¥108,920

Net revenue increased from ¥4,432 million for the six months ended September 30, 2008 to ¥361,627 million for the six months ended September 30, 2009. Net revenue increased due primarily to recovering net gain on trading. This strong performance reflects our new enhanced platform following the integration of our 2008 acquisitions. Growth was particularly strong in Europe and Asia.

Non-interest expenses increased by 65.5% from ¥152,739 million for the six months ended September 30, 2008 to ¥252,707 million for the six months ended September 30, 2009, due primarily to the acquisition of certain operations of former Lehman Brothers.

Loss before income taxes was ¥148,307 million for the six months ended September 30, 2008 and income before income taxes was ¥108,920 million for the six months ended September 30, 2009.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile cross-regional deals as well as deals within each region. We seek to develop and forge a solid relationship with these clients on a long term basis by offering our extensive resources in a seamless fashion for their bespoke solutions.

	Six Months Ended September 30,
	2008	2009
	(in millions)
Non-interest revenues	¥33,351	¥44,626
Net interest revenue	882	1,992

Net revenue	34,233	46,618
Non-interest expenses	30,381	61,757

Income (loss) before income taxes	¥3,852	¥(15,139)

Net revenue increased by 36.2% from ¥34,233 million for the six months ended September 30, 2008 to ¥46,618 million for the six months ended September 30, 2009, due primarily to an increase of transaction volume in equity finance of Japanese companies and the expansion of our overseas operations.

Non-interest expenses increased by 103.3% from ¥30,381 million for the six months ended September 30, 2008 to ¥61,757 million for the six months ended September 30, 2009, due primarily to the acquisition of certain former Lehman operations.

Income before income taxes was ¥3,852 million for the six months ended September 30, 2008, and loss before income taxes was ¥15,139 million for the six months ended September 30, 2009.

Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. Our Japanese private equity business has also been developed through investments in funds managed by Nomura Research & Advisory Co., Ltd. Our principal finance investments in Europe have been primarily managed by Terra Firma, as explained in “—Private Equity Business” below.

	Six Months Ended September 30,
	2008	2009
	(in millions)
Non-interest revenues	¥(13,447)	¥6,758
Net interest revenue	(3,062)	(3,979)

Net revenue	(16,509)	2,779
Non-interest expenses	8,210	5,104

Loss before income taxes	¥(24,719)	¥(2,325)

Net revenue was ¥2,779 million for the six months ended September 30, 2009, due primarily to realized and unrealized gains of equity securities of certain investees companies, as compared to net revenue of negative ¥16,509 million for the six months ended September 30, 2008.

Non-interest expenses decreased by 37.8% from ¥8,210 million for the six months ended September 30, 2008 to ¥5,104 million for the six months ended September 30, 2009 due primarily to a decrease in professional fees.

Loss before income taxes was ¥24,719 million for the six months ended September 30, 2008, and ¥2,325 million for the six months ended September 30, 2009.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities, other brokers, banks and Japan Post Bank. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

	Six Months Ended September 30,
	2008	2009
	(in millions)
Non-interest revenues	¥33,715	¥33,960
Net interest revenue	2,108	1,157

Net revenue	35,823	35,117
Non-interest expenses	26,876	25,515

Income before income taxes	¥8,947	¥9,602

Net revenue decreased by 2.0% from ¥35,823 million for the six months ended September 30, 2008 to ¥35,117 million for the six months ended September 30, 2009.

Non-interest expenses decreased by 5.1% from ¥26,876 million for the six months ended September 30, 2008 to ¥25,515 million for the six months ended September 30, 2009.

Income before income taxes increased by 7.3% from ¥8,947 million for the six months ended September 30, 2008 to ¥9,602 million for the six months ended September 30, 2009.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	September 30,
	2008	2009
	(in billions)
Nomura Asset Management Co., Ltd.	¥23,688	¥23,000
Nomura Funds Research and Technologies Co., Ltd.	2,368	1,630
Nomura Corporate Research and Asset Management Inc.	990	1,212
Private Equity Funds Research and Investments Co., Ltd.	622	564
Nomura Funds Research and Technologies America, Inc.	312	244
MAINTRUST KAG mbH.	264	197

Combined total	¥28,244	¥26,847

Total(1)	¥24,264	¥22,870

Note:

(1)	Overlapping asset amounts among group companies are adjusted in Total.

Assets under management were ¥22.9 trillion as of September 30, 2009, a ¥1.4 trillion decrease from September 30, 2008. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥ 23.0 trillion as of September 30, 2009.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥14.8 trillion as of September 30 2009, down ¥1.1 trillion, or 7%, from the same date in the previous year. While the balance of many investment trusts decreased under the harsh environment, the sales of newly-launched investment trusts remained robust.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts was 22% as of September 30, 2009, 17% for stock investment trusts and 43% for bond investment trusts.

	September 30,
	2008	2009
Total of publicly offered investment trusts	21%	22%
Stock investment trusts	16%	17%
Bond investment trusts	43%	43%

Other Operating Results

Other operating results include net gain on trading related to economic hedging transactions, realized loss on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items and other financial adjustments.

Net revenue was ¥52,538 million for the six months ended September 30, 2008 and negative ¥44,195 million for the six months ended September 30, 2009. Loss before income taxes in other operating results was ¥7,375 million for the six months ended September 30, 2008 and ¥104,466 million for the six months ended September 30, 2009. Other operating results for the six months ended September 30, 2009 include the losses from changes in the fair value of our financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness, of ¥38,035 million, the negative impact of our own creditworthiness on derivative liabilities, which resulted in loss of ¥22,474 million and the gains from changes in counterparty credit spread of ¥15,101 million.

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 13 to our interim consolidated financial statements included in this Form 6-K.

Accounting Developments

See Note 1 to our interim consolidated financial statements included in this Form 6-K.

Private Equity Business

Our private equity investments, which are made primarily through our Merchant Banking Division, continue to expand in both Japan and Europe.

As of April 1, 2007 we adopted FASB ASC 946 “Financial Services—Investment Companies” (“ASC 946”), formerly American Institute of Certified Public Accountants Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). Certain entities which we consolidate under either a voting interest or variable interest model (“investment company subsidiaries”) are investment companies pursuant to the provisions of ASC 946. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to the parent entity or our group. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method. Such investments may generally only be made by investment companies within the group. Non-core businesses are defined as those engaged in activities other than our five business segments.

We also adopted ASC 825 “Financial Instruments” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115”) on April 1, 2008. As a result, all private equity investments are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to the adoption of ASC 946, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

We have a private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd, or NPF.

Since its inception in 2001, NPF has made 21 investments and exited from 16 of these investments (including partial sales) and the fair value of its investment portfolio was ¥96,783 million as of September 30, 2009.

NPF is a consolidated investment company pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through earnings from the adoption date of ASC 946 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

We also make private equity investments through another wholly-owned subsidiary Nomura Financial Partners Co., Ltd., or NFP. NFP is not an investment company pursuant to ASC 946, as it invests in entities engaged in our core business.

Private equity business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by our former Principal Finance Group, “PFG” now managed by TFCPL, investments in other funds managed by Terra Firma, or Other Terra Firma Funds, and through other investment company subsidiaries, or Other Investments.

Terra Firma Investments

Following a review to determine the optimum structure to run our European private equity business, on March 27, 2002, we restructured our PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I, or TFCP I, a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, or Terra Firma, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for our investment managed by Terra Firma at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies” until March 31, 2007, following the adoption of ASC 946.

The Terra Firma Investments are held by entities which are consolidated investment companies pursuant to the provisions of ASC 946 and therefore we continue to account for these investments at fair value, with changes in fair value recognized through earnings.

The estimated fair value of the Terra Firma Investments was ¥93,130 million at September 30, 2009.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are a 10% investor in a ¥255 billion private equity fund, or TFCP II, and a 2% investor in a ¥681 billion private equity fund, or TFCP III, also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥25,546 million and reduced to ¥5,307 million as a result of adjustments for recyclable distributions. As of September 30, 2009, ¥4,593 million had been drawn down for investments.

For TFCP III, our total commitment is ¥13,172 million and ¥7,250 million had been drawn down for investments as at September 30, 2009.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through earnings.

Other Investments

We also make private equity investments in Europe through wholly owned subsidiaries and other consolidated entities which have third party pooling of funds. These entities are consolidated investment companies pursuant to the provision of ASC 946 and therefore all investments are carried at fair value, with changes in fair value recognized through earnings.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

Under the FIEA, Nomura Securities as a Japanese securities company, is required to maintain a capital adequacy ratio of not less than 120% on a non-consolidated basis. Such capital adequacy ratio is the ratio of adjusted capital to a quantified total of business risks, as described in “Regulatory Capital Rules—Japan” under Item 4.B. of our annual report on Form 20-F for the year ended March 31, 2009. As of September 30, 2009, the non-consolidated capital adequacy ratio of Nomura Securities was 294.7% compared to 268.8% as of March 31, 2009.

In addition, we, as a financial conglomerate and a corporate group of financial instruments firms engaging in international operations, are subject to the capital adequacy rule of the FSA. Under this rule, we must maintain a capital adequacy ratio on a consolidated basis.

Beginning March 31, 2009, as permitted under the above rule, we elected to calculate and disclose our consolidated capital adequacy ratio pursuant to the public notice on capital adequacy of the FSA applicable to Japanese bank holding companies, or the “Bank Holding Companies Notice”. The Bank Holding Companies Notice follows the amended rules for capital adequacy measures adopted in 2004 by the Basel Committee, commonly referred to as Basel II. Therefore, our capital adequacy ratio as calculated pursuant to the Bank Holding Companies Notice is comparable to those of other major global financial service firms, virtually all of which apply Basel II, as adopted by their home country regulators, in calculating their capital adequacy ratios. We are required to maintain a capital adequacy ratio of not less than 8.0% on a consolidated basis. As of September 30, 2009, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 20.8%.

The following table presents our consolidated capital adequacy ratio as of March 31 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in millions, except ratios)
Qualifying Capital
Tier 1 capital	1,405,118	1,488,465
Tier 2 capital	612,678	584,748
Tier 3 capital	297,541	302,172
Deductions for total qualifying capital	(58,375)	(57,211)

Total qualifying capital	¥2,256,962	¥2,318,174

Risk-Weighted Assets
Credit risk-weighted assets	5,422,107	4,421,410
Market risk equivalent assets	5,206,973	5,288,015
Operational risk equivalent assets	1,306,788	1,421,898

Total risk-weighted assets	¥11,935,867	¥11,131,323

Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%	20.8%
Tier 1 capital ratio	11.7%	13.3%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Deduction for Tier 1 capital mainly consists of goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% threshold of Tier 1 before deferred tax asset adjustment.

Tier 2 and Tier 3 capital consists of subordinated debt, classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using our Value-at-Risk model as permitted under “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc”. Credit risk assets are calculated using the “Standardized Approach” which is defined in the Bank Holding Companies Notice and applies fixed percentage to the fair value of the assets. Operational risk is calculated under the “Basic Indicator Approach” which is also defined in the Bank Holding Companies Notice, where the average net revenues over the previous three years are multiplied by a fixed percentage.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of those parts of the announcements that are of particular importance to us.

On March 12, 2009, the Basel Committee, recognizing the need to strengthen the level of capital in the banking system, announced that the regulatory minimum level of capital would be reviewed in 2010. On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, which will take effect at the end of 2010, introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed value-at-risk (VaR) requirement, which the Basel Committee believes will help dampen the cyclicality of the minimum regulatory capital framework. On September 7, 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, reached agreement on certain key measures designed to strengthen regulation of the banking sector, including an increase in the quality, consistency and transparency of the Tier 1 capital base. In particular, it was agreed that the predominant form of Tier 1 capital should be common stock and retained earnings. Calibration of these new requirements is expected to be completed by the end of 2010.

In December 2009, in an effort to promote a more resilient banking sector, the Basel Committee approved for consultation a package of proposals to strengthen global capital and liquidity regulations. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deduction of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system), strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009), introducing a leverage ratio requirement as a supplemental measure to the risk-based framework and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. After a comprehensive impact assessment, the Committee will develop the fully calibrated set of standards by the end of 2010 to be phased in as financial conditions improve and the economic recovery is assured, with plans for implementation to commence by the end of 2012.

The Bank Holding Companies Notice is expected to be amended to follow the new measures described above after they are officially adopted by the Basel Committee. See “Risk Factors—Our business is subject to substantial legal, regulatory and reputational risks”.

On December 25, 2009, the FSA issued for public comment a proposed amendment to the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.”, which is scheduled to become effective by March 31, 2010. This amendment is intended to require corporate groups of financial instruments firms engaging in international operations, including Nomura, to strengthen their management and compliance systems in view of the increasingly significant growth, complication and development of their international operations. These new requirements include strengthening the groups’ business management system, compliance system and risk management system, as well as public disclosure of detailed information regarding their capital adequacy ratios, in accordance with the Basel II framework. For more information about such amendments, see “Recent Developments—Recent Developments in Japanese Regulations on Financial Instruments Firms”.

Some of our subsidiaries are subject to various regulatory requirements that may limit cash dividends and advances to the Japanese parent company and that may establish minimum capital requirements. These subsidiaries are in compliance with all applicable regulatory capital adequacy requirements.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. In foreign countries where we operate, our business is conducted in the currencies of those countries. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our statements of operations unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur, frequently.

Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, and tax examinations, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

The majority of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statement of operations on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in our consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings, and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) (formerly SFAS No. 157, “Fair Value Measurements”), which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in our principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Further information on the determination of fair value is provided in Note 3, “Fair value of financial instruments” to our interim consolidated financial statements in this Form 6-K.

Fair value hierarchy

In accordance with ASC 820, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date are classified as Level 1.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial instruments are classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain inputs which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skew and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitizations.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data, historical trends, extrapolation from available market data and other information we would expect market participants to use in valuing similar instruments.

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2009 within the fair value hierarchy.

	September 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2009
	(in billions)
Assets:
Trading assets and private equity investments
Equities(2)	¥662	¥824	¥234	¥—	¥1,720
Private equity(2)	2	0	319	—	321
Japanese government bonds	2,856	—	—	—	2,856
Japanese agency and municipal securities	129	1	0	—	130
Foreign government, agency and municipal securities	3,130	638	35	—	3,803
Bank and corporate debt securities and loans for trading purpose	109	896	189	—	1,194
Commercial mortgage-backed securities (CMBS)	—	25	71	—	96
Residential mortgage-backed securities (RMBS)	0	299	10	—	309
Mortgage and other mortgage backed securities	—	0	189	—	189
Collateralized debt obligation (CDO)	—	17	28	—	45
Investment trust funds and other	16	26	10	—	52
Derivatives	1,217	12,604	790	(11,887)	2,724

Sub Total	¥8,121	¥15,330	¥1,875	¥(11,887)	¥13,439

Loans and receivables(3)	0	330	3	—	333
Other assets	457	59	42	—	558

Total	¥8,578	¥15,719	¥1,920	¥(11,887)	¥14,330

Liabilities:
Trading liabilities
Equities	¥1,017	¥151	¥0	¥—	¥1,168
Japanese government bonds	1,631	—	—	—	1,631
Foreign government, agency and municipal securities	1,904	263	—	—	2,167
Bank and corporate debt securities	—	109	1	—	110
Residential mortgage-backed securities (RMBS)	—	17	—	—	17
Mortgage and other mortgage backed securities	—	2	—	—	2
Investment trust funds and other	0	—	—	—	0
Derivatives	1,485	12,328	653	(11,751)	2,715

Sub Total	¥6,037	¥12,870	¥654	¥(11,751)	¥7,810

Short-term borrowings(4)(5)	28	84	6	—	118
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	42	876	(25)	—	893
Other liabilities	132	18	0	—	150

Total	¥6,239	¥13,848	¥634	¥(11,751)	¥8,970

Notes:

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”) (formerly FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and formerly FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”.).
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825 “Financial Instruments” (“ASC 825”) (formerly SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”).
(3)	Includes loans and receivables for which Nomura elected the fair value option under ASC 825.
(4)	Includes structured notes for which Nomura elected the fair value option under either ASC 815, “Derivatives and Hedging” (formerly SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”), or ASC 825.
(5)	Includes embedded derivatives bifurcated in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”), from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with ASC 815 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes liabilities arising from secured financing transactions that are accounted for as financing rather than sales in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”) (formerly Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities).” Nomura elected the fair value option under ASC 825 for those liabilities.

The following table presents the proportion of the net Level 3 financial assets, which is the net of Level 3 assets and derivative liabilities, against the net total financial assets measured at fair value (after net of derivative assets and liabilities) as of September 30, 2009.

September 30, 2009
(in billions, except percentage)
Level 3 financial assets	¥1,920
Deduct: Level 3 Derivative (Liabilities)	(653)

Net Level 3 financial assets (after netting derivative assets and liabilities)	¥1,267

Total financial assets measured at fair value	26,217
Deduct: Derivative (Liabilities)	(14,466)

Net total financial assets measured at fair value (after netting derivative assets and liabilities)	¥11,751

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	11%

For information on changes in the balance of Level 3 financial assets as well as unrealized gains (losses) relating to those financial instruments which Nomura classified as Level 3, during the six months ended, or as of, September 30, 2009, see Note 3 to our interim consolidated financial statements included in this Form 6-K.

Private equity business

As of April 1, 2007 we adopted ASC 946, as a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of ASC 946, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because these investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has been different from the carrying value. In reaching that determination, we primarily use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which Nomura has certain exposure. Nomura also has exposures to monoline insurers in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products mainly consists of commercial mortgage-backed securities, or CMBS, residential mortgage-backed securities, or RMBS, and commercial real estate-backed securities. Nomura holds these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of Nomura’s exposure to securitization products by geographic location of the underlying collateral as of September 30, 2009.

	September 30, 2009
	Japan	Asia	Europe	America	Total
	(in millions)
Commercial mortgage-backed securities(3)	¥8,456	¥—	¥1,294	¥28,053	¥37,803
Residential mortgage-backed securities(4)	6,138	—	13,585	78,258	97,981
Commercial real estate-backed securities	32,506	—	—	—	32,506
Other securitization products	37,665	2,537	9,120	4,927	54,249

Total	¥84,765	¥2,537	¥23,999	¥111,238	¥222,539

Notes:

(1)	The balances shown exclude those for which Nomura transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sale under ASC 860, and in which Nomura has no continuing economic exposure.
(2)	Nomura has ¥31,286 million exposure, as whole loans and commitment, to U.S. CMBS-related business as at September 30, 2009.
(3)	The balance excludes Government National Mortgage Association.
(4)	The balance excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations or CMO.

The following table sets forth Nomura’s exposure to CMBS by geographical region and external credit rating of the underlying collateral as of September 30, 2009.

	September 30, 2009
	AAA	AA	A	BBB	BB	Not rated	GSE(1)	Total
	(in millions)
Japan	¥2,292	¥2,767	¥98	¥186	¥9	¥3,104	¥—	¥8,456
Europe	817	—	—	62	369	46	—	1,294
America	13,929	3,539	5,222	2,593	2,607	24	139	28,053

Total	¥17,038	¥6,306	¥5,320	¥2,841	¥2,985	¥3,174	¥139	¥37,803

Notes:

(1)	“GSE” refers to government sponsored enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of September 30, 2009.

Leveraged Finance

Nomura provides loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, Nomura has both funded and unfunded exposures on these transactions.

The following table sets forth Nomura’s exposure to leveraged finance by geographic location of the target company as of September 30, 2009.

	September 30, 2009
	Funded	Unfunded	Total
	(in millions)
Japan	¥9,255	¥1,895	¥11,150
Europe	73,082	5,213	78,295

Total	¥82,337	¥7,108	¥89,445

Monoline Insurers (Financial Guarantors)

The following table sets forth our notional amounts, gross exposure, counterparty risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe as of September 30, 2009. The table below does not include the fully reserved or hedged exposure.

	September 30, 2009
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
	(in millions)
AA	$211	$63	$7	$56	$47
Non-investment grade	8,297	3,125	2,659	466	48

Total	$8,508	$3,188	$2,666	$522	$95

Notes:

(1)	Rating based on Standard & Poor’s or Moody’s Investors Service as of September 30, 2009 depending on which rating is lower.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, Nomura also had U.S.$173 million of debt securities, such as utility bonds, at September 30, 2009, guaranteed by monoline insurers. The estimated fair value of the wrap included in carrying value of these debt securities is not significant.

Liquidity and Capital Resources

Liquidity

Overview.

Liquidity is of critical importance to us and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies designed to achieve our primary liquidity objective. These include (1) ensure appropriate funding mix such that we have sufficient long term debt to meet our cash capital needs; (2) diversify unsecured funding sources; (3) manage unsecured funding; (4) maintain liquidity portfolios of cash and highly liquid unencumbered securities that can be converted into cash in order to meet our immediate liquidity requirements; (5) maintain committed bank facilities and (6) maintain and periodically test our Contingency Funding Plan.

The Executive Management Board has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (CFO) has operational authority and responsibility over Nomura group’s liquidity management based on the decision made by the Executive Management Board. Reporting to the CFO, our Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board and other decision making bodies.

1. Ensure Appropriate Funding Mix.

We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This enables us to fund the firm for periods of at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity between entities.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 3.8 years as of September 30, 2009. Approximately 85% of our medium-term notes were structured and linked to interest or equity, indices, currencies or commodities as of September 30, 2009. Conditions for such calls by indexes are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 13.84 years as of September 30, 2009. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 7.39 years as of September 30, 2009.

Note:

Redemption schedule is individually estimated by considering of the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2. Diversify Unsecured Funding Sources.

We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base. We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt was 14.2% of total term debt outstanding as of September 30, 2009.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	March 31, 2009		September 30, 2009
	(in billions, except percentages)
Short-term unsecured debt total(1)	¥1,932.4	23.8%	¥2,075.0	23.6%
Short-term bank borrowings	796.7		768.6
Other loans	137.4		54.6
Commercial paper	318.7		393.4
Deposit at banking entities	354.6		377.9
Certificates of deposit	61.0		96.4
Bonds and notes maturing within one year	264.0		384.1
Long-term unsecured debt total	4,646.4	57.2%	5,089.1	58.0%
Long-term deposit at banking entities	24.7		26.3
Long-term bank borrowings	1,706.4		1,828.5
Other loans	124.0		160.1
Bonds and notes(2)	2,791.3		3,074.2
Total NHI shareholders’ equity(3)	1,539.4	19.0%	1,615.9	18.4%

Notes:

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIE) under ASC 810 “Consolidation” (“ASC 810”) (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”) and Financial liabilities recognized within long term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.
(3)	On April 1, 2009, we adopted ASC 810 (formerly, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). See Note 1 to our interim consolidated financial statements included in this Form 6-K.

3. Unsecured Funding Management.

We manage the overall level of unsecured funding and have created internal limits on the additional amount of unsecured funding available across Nomura and its consolidated subsidiaries, or the Nomura group. The availability of unsecured funding is set by the Executive Management Board, and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4. Maintain Liquidity Portfolios.

To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move across the Nomura group.

We maintain a liquidity portfolio for Nomura and its group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio take into account immediate cash requirements arising from:

(i)	Upcoming maturities of unsecured debt (maturities less than one year);

(ii)	Potential buybacks of our outstanding debt;

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

(iv)	Normal business volatility; and

(v)	Cash and collateral outflows in the event of a stress event.

As of September 30, 2009, our total liquidity portfolio was ¥3,505.1 billion. Our liquidity portfolio is composed of the following highly liquid products.

	March 31, 2009	September 30, 2009
	(in billions)
Liquidity portfolios	¥2,400.5	¥3,505.1
Cash, cash equivalent and time deposits	1,150.7	674.8
Overnight call loans	45.9	30.2
Government securities	1,203.9	2,800.1

In addition to our liquidity portfolio, as of September 30, 2009, we had ¥1,081.9 billion of other unencumbered business assets comprising mainly unpledged trading inventory that can be used as an additional source of funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of September 30, 2009 was ¥4,587.0 billion—this represented 221.1% of our total unsecured debt maturing within the year ending September 30, 2010.

	March 31 2009	September 30, 2009
	(in billions)
Net liquidity value of other unencumbered assets	¥907.9	¥1,081.9
Liquidity portfolios	2,400.5	3,505.1

Total	¥3,308.4	¥4,587.0

5. Maintain Committed Bank Facilities.

In addition to our liquidity portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total committed facilities were ¥170.3 billion as of September 30, 2009. We have structured the facilities to ensure that the maturity dates of these facilities are evenly distributed throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw these facilities. We may occasionally test the effectiveness of our drawdown procedures.

6. Maintain and Test of our Contingency Funding Plan (CFP).

We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity events. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. The CFP has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific events and market-wide events. We also have access to operations at central banks such as the Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions.

Since November 2009, we have revised the CFP to further integrate liquidity risk control into our comprehensive risk management and enhance the quantitative aspects of our liquidity risk control procedures. Under the revised CFP, we monitor our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, our risk management body functioning under the supervision of the Board of Directors and the Executive Management Board. Where the liquidity requirements are not met as a result of the stress test, the CFP specifies an action plan depending on the nature of the contingency.

Cash Flow.

Cash and cash equivalents’ balance as of September 30, 2008 and as of September 30, 2009 were ¥430.9 billion and ¥508.4 billion respectively. Cash flows from operating activities for the six months ended September 30, 2008 were outflows of ¥403.3 billion due mainly to an increase of Loans and receivables. Those for the six months ended September 30, 2009 were outflows of ¥608.3 billion mainly due to the movement of Trading assets and Trading Liabilities, and a decrease of Other secured borrowings. Cash flows from investing activities for the six months ended September 30, 2008 were outflows of ¥59.2 billion due mainly to the payments for purchases of Office buildings, land, equipment and facilities and those for the six months ended September 30, 2009 were outflows of ¥114.4 billion due mainly to an increase of Loans receivable at bank. Cash flows from financing activities for the six months ended September 30, 2008 and September 30, 2009 were inflows of ¥379.9 billion and of ¥610.6 billion respectively, mainly due to an increase of Long-term Borrowings.

Consolidated Balance Sheets and Financial Leverage.

Total assets as of September 30, 2009 were ¥27,661.4 billion, an increase of ¥2,823.6 billion compared to ¥24,837.8 billion as of March 31, 2009, reflecting an increase in collateralized agreements and trading assets. Total liabilities as of September 30, 2009 were ¥26,034.4 billion, an increase of ¥2,748.1 billion compared to ¥23,286.3 billion as of March 31, 2009, reflecting an increase in collateralized financing and trading liabilities. Total NHI shareholders’ equity as of September 30, 2009 was ¥1,615.9 billion, an increase of ¥76.5 billion compared to ¥1,539.4 billion as of March 31, 2009, due in an increase in Common stock and Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continually review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

The following table sets forth Total NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of the dates indicated:

	March 31, 2009		September 30, 2009
	(in billions, except ratios)
Total NHI shareholders’ equity	¥1,539.4		¥1,615.9
Total assets	24,837.8		27,661.4
Adjusted assets(1)	16,425.2		17,937.1
Leverage ratio(2)	16.1	x	17.1	x
Adjusted leverage ratio(3)	10.7	x	11.1	x

Notes:

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by Total NHI shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by Total NHI shareholders’ equity.

Capital Management

Capital Management Policy. We seek to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, we maintain sufficient capital to support our business. We review our sufficiency of capital as appropriate, taking into consideration economic risks inherent in our businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Recent Capital-raising Activities.

Our recent capital-raising activities are as follows:

•	In June and July 2008, Nomura Securities raised ¥480.0 billion through a subordinated loan from a number of financial institutions on a bilateral basis.

•

In December 2008, Nomura raised ¥410.0 billion through issuance of subordinated bonds to the public and subordinated convertible bonds to certain Japanese financial institutions. The subordinated bonds, the aggregate principal amount of which is ¥300.0 billion, are due December 26, 2016 and their coupon rate is 3.60% per annum. The subordinated bonds were issued to enhance our financial position without causing dilution. The subordinated convertible bonds, the aggregate principal amount of which is ¥110.0 billion, are due March 31, 2014 and their coupon rate is also 3.60% per annum. The subordinated convertible bonds were issued for the financial stability offered by the subordinated nature of the bonds, the possibility to change the firm’s capital structure by conversion of debt to equity when market conditions recover, and the flexibility and speed with which capital can be enhanced due to a 120% call option attached.

•

In March 2009, we raised ¥277.9 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

•

In October 2009, we raised ¥435.5 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

•	In November 2009, we raised ¥70 billion through issuance of unsecured straight bonds to both institutional and retail investors in Japan.

•

In December 2009, Nomura Europe Finance N.V., a subsidiary of Nomura Holdings, Inc., raised €1,000,000,000 through issuance of fixed-rate notes due December 9, 2014, which are guaranteed by Nomura Holdings, Inc.

Dividends.

We seek to enhance shareholder value and intend to maintain sufficient capital to expeditiously and securely capture business opportunities as they develop. We review our sufficiency of capital as appropriate, taking into consideration economic risks inherent in our businesses, regulatory requirements, the current economic environment and maintenance of a sufficient debt rating for a global financial institution.

When determining the amount of cash dividend, we strive to achieve sustainable dividend pay-outs by taking into account a pay-out ratio of 30% as a key benchmark and we also intend to pay dividends at stable rates to the extent appropriate. In recent years, we paid dividends on a quarterly basis, but as from the year ending March 31, 2010, in principle, we expect to pay out any dividends on a semi-annual basis, with the record dates of March 31 and September 30.

As for retained profits, we intend to reinvest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005	—	¥10.00	—	¥10.00	¥20.00
2006	—	12.00	—	36.00	48.00
2007	¥8.00	8.00	¥8.00	20.00	44.00
2008	8.50	8.50	8.50	8.50	34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—

Stock Repurchases. We repurchase shares when we recognize the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

When we decide to set up a share buyback program, we will announce the decision soon after it is made and purchase the shares following internal guidelines.

Preferred Stock. Effective June 25, 2009, we have amended our Articles of Incorporation in order to enable issuance of four classes of preferred stock, of which Class 1 and Class 2 will not be convertible into common stock, while Class 3 and Class 4 will be convertible into common stock. A robust capital base is essential to ensuring the expansion and enhancement of our business platform. Although our capital and financial structure currently does not require any immediate issuance of preferred stock, we have made this amendment to expand our fundraising options and speedily respond to future changes in the economic and business environment. Currently, we do not have concrete plans to issue preferred stocks.

The amendment did not result in any change to the authorized number of shares of Nomura.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of September 30, 2009, the credit ratings of Nomura Holdings, Inc. and Nomura Securities were as follows:

Nomura Holdings, Inc.	Short-Term Debt	Senior Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both of Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On May 27, 2009, Moody’s Investors Service downgraded the ratings for senior debt from “A3” to “Baa2” and from “A2” to “Baa1” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “P-1” to “P-2.” The outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Moody’s expectation that Nomura’s challenges to stabilizing earnings will continue, given a persistently difficult operating environment. The downgrade also reflects the agency’s lingering uncertainty regarding Nomura’s ability to expand its wholesale platform within a reasonable timeframe by integrating the former Lehman operations.

On January 27, 2009, Standard & Poor’s downgraded the ratings for senior debt from “A-” to “BBB+” and from “A” to “A-” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “A-1” to “A-2”. The outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable”. These downgrades were attributed to Nomura’s record quarterly loss for the six months ended December 31, 2008. According to Standard & Poor’s, the loss was mainly due to negative trading results, markdown of positions and additional costs and expenses related to the Lehman acquisition. The outlook was changed to “Stable”, reflecting a solid capital base, strong domestic franchise and perceived “balance” between risk/profitability and capital/liquidity to merit the rating for the mid-term.

On January 27, 2009, Rating and Investment Information, Inc. downgraded the ratings for senior debt from “AA-” to “A+” and short-term debt from “a-1+” to “a-1” for both Nomura Holdings and Nomura Securities. The outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable”. These downgrades were attributed to the market slump since September weighing heavily on our group. Losses were incurred in Global Markets, and the overall decline in market activities prompted a slowdown in retail sales which led to larger-than-expected losses for the third quarter, according to the agency.

On October 28, 2008, Japan Credit Rating Agency, Ltd. downgraded the ratings for senior debt from “AA” to “AA-” for both Nomura Holdings and Nomura Securities. The downgrade was attributed to the deterioration of the operating environment, both domestic and global, for investment banks, the erosion of capital from the ¥149.5 billion loss attributable to NHI in six months ended September 30, 2008 and the downward pressure on profitability. On January 27, 2009, Japan Credit Rating Agency, Ltd. revised the ratings outlook of the Nomura group from “Stable” to “Negative”. The “Negative” outlook is an indication that Japan Credit Rating Agency, Ltd. may lower the Nomura group ratings over the medium term. On December 28, 2009, Japan Credit Rating Agency, Ltd. revised the ratings outlook of the Nomura group from “Negative” to “Stable”.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and financial performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, Nomura, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, Nomura.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity, or VIE, under ASC 810, or meet the definition of a Qualifying Special Purpose Entity, or QSPE, under ASC 860.

A VIE, as defined by ASC 810, is an entity with insufficient equity at risk to support its operations without additional subordinated financial support or whose equity investors lack the features of a controlling interest in the entity. In other words, equity investors in these entities lack either the ability to make significant decisions through their voting rights, an obligation to absorb the expected losses of the entity or a right to receive the expected residual returns of the entity. A QSPE is generally a passive vehicle whose activities are restricted and predetermined at inception in accordance with criteria under ASC 860. Such vehicles are generally used to securitize financial assets such as loans and debt instruments.

Nomura’s only significant off-balance sheet arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss as assessed at the balance sheet date is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities, or SPEs, in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about off-balance arrangements with VIEs, see Note 6, “Securitization and Variable Interest Entities (VIEs)” to our interim consolidated financial statements.

The following table sets forth Nomura’s exposures from consolidated VIEs and exposures to unconsolidated significant VIEs and unconsolidated sponsored VIEs (of which Nomura is a sponsor that holds a variable interest in a VIE) as at September 30, 2009, arising from our continuing involvement with these entities. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheet or the footnote discussing guarantees. Exposures do not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	As of September 30, 2009
	Exposures from consolidated VIEs	Exposures to unconsolidated significant VIEs and sponsored VIEs(2)	Total
	(in billions)
Trading assets:
Equities	¥273	¥55	¥328
Debt securities	149	20	169
Mortgage and mortgage-backed securities	75	75	150
Investment trust funds and other	1	2	3
Derivatives(1)	11	12	23
Private equity	4	—	4
Office buildings, land, equipment and facilities	51	—	51
Others	64	77	141

Notes:

(1)	The amounts present current balance sheet carrying value of derivatives. Notional amount for exposures from consolidated VIEs is ¥96 billion and notional for exposures to unconsolidated significant VIEs and sponsored VIEs (using the VIEs’ total assets as the maximum amount) is ¥50 billion.
(2)	We held ¥22 billion of commitment to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of September 30, 2009.

Nomura may be required to consolidate off-balance sheet entities which are currently not consolidated under the provisions of ASC 810, should it become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account Nomura’s variable interests in the entity as well the seniority of its interests in relation to those of other variable interest holders.

Nomura is required to reconsider its position and whether or not it absorbs the majority of the risks and rewards of a VIE and may, therefore, be required to consolidate the vehicle if:

•

The obligation to absorb expected losses or the right to receive expected residual returns is reallocated between the existing primary beneficiary and other parties due to a change in the entity’s governing documents or contractual arrangements;

•	The existing primary beneficiary sells or disposes of all or part of its variable interests to unrelated parties;

•	The variable interest entity issues new variable interests to parties other than the primary beneficiary and its related parties; or

•	Nomura acquires additional variable interests in the variable interest entity.

Taking into consideration the triggers above, Nomura reassesses whether it is primary beneficiary of off-balance sheet entities at least quarterly.

See Note 1 to our interim consolidated financial statements for information on SFAS No. 166, “Accounting for Transfers of Financial Assets” (as codified in ASC 860, “Transfers and Servicing”), and SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R)” (as codified in ASC 810, “Consolidation”).

Tabular Disclosure of Contractual Obligations

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Operating lease commitments

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers.

Commitments to invest in partnership:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to these partnerships.

Note 12 to our interim consolidated financial statements contains further details on our commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default and assuming the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on managements’ credit evaluation of the counterparty.

The following table shows our key contractual obligations and contingent commitments as well as their maturities as of September 30, 2009:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥7,789	¥7,476	¥101	¥204	¥8
Operating lease commitments	85,150	14,604	26,869	16,765	26,912
Commitments to extend credit	201,964	86,719	97,325	16,180	1,740
Commitments to invest in partnerships	40,158	5,560	15,121	6,603	12,874

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established the “Structure for Ensuring Appropriate Business”, which is a principle, at the Board of Directors. Within this is established the “Structure for Regulations and others regarding Management of Risk Loss”.

In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

Global Risk Management Structure

Governance. We have independent financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are responsible for appropriate financial resource allocation and risk management.

Within these units, the Group Risk Management Department assists the Chief Risk Officer, or CRO, with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the Group Risk Management Department establishes and enhances all of our risk management policies and rules, gathers necessary information for risk management and implement risk management policies for our global operations. The Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Group Integrated Risk Management Committee, or GIRMC, under the Board of Directors and the Executive Management Board, or EMB. The GIRMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Global Risk Management Committee, or GRMC, under the GIRMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura group.

Definition and Types of Risk Managed. “Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks between “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk. In addition to managing each risk, we calculate economic capital for each risk.

Risk Control. Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk, or VaR, and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit (various types), credit line, country limit, regulatory capital limit and unsecured funding limit. The Risk Management unit reports ongoing risk status to senior management.

Market Risk

Market Risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly. We measure and manage market risk using VaR on a daily basis. The Risk Management unit reports ongoing market risk status and the results of its analysis to senior management.

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk. The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2009	Apr. 30, 2009	May 30, 2009	Jun. 30, 2009	Jul. 31, 2009	Aug. 31, 2009	Sep. 30, 2009
	(in hundred millions)
Equity	¥37.9	¥29.0	¥23.1	¥44.3	¥26.1	¥39.0	¥26.4
Interest Rate	67.0	36.7	52.2	39.9	47.7	40.1	34.2
Foreign Exchange	86.6	95.2	116.8	120.9	117.6	111.5	109.2

Sub-total	191.5	160.8	192.1	205.1	191.4	190.6	169.9
Less:
Diversification Benefit	(74.8)	(54.9)	(66.3)	(71.4)	(61.0)	(70.7)	(51.7)

Value at Risk	¥116.6	¥106.0	¥125.8	¥133.7	¥130.4	¥119.9	¥118.2

Value at Risk
(maximum)	¥142.9	July 27, 2009
(average)	122.5	Average for the period from April 1, 2009 to September 30, 2009
(minimum)	98.8	April 28, 2009

	As of
	Mar. 31, 2008	Apr. 30, 2008	May 31, 2008	Jun. 29, 2008	Jul. 31, 2008	Aug. 31, 2008	Sep. 28, 2008	Oct. 31, 2008	Nov. 30, 2008	Dec. 31, 2008	Jan. 31, 2009	Feb. 27, 2009	Mar. 31, 2009
	(in hundred millions)
Equity	¥41.6	¥41.0	¥44.5	¥32.6	¥38.3	¥32.4	¥26.8	¥29.7	¥23.8	¥24.6	¥21.6	¥36.4	¥37.9
Interest Rate	47.0	80.2	54.8	37.4	34.3	31.5	33.8	49.2	40.9	42.2	39.7	72.4	67.0
Foreign Exchange	80.0	65.4	70.6	47.6	38.4	43.0	63.0	124.3	127.7	118.0	102.0	92.1	86.6

Sub-total	168.7	186.6	169.8	117.5	111.1	106.9	123.7	203.2	192.3	184.8	163.4	200.9	191.5
Less:
Diversification Benefit	(67.6)	(92.7)	(88.2)	(54.6)	(49.1)	(45.4)	(50.8)	(72.0)	(61.2)	(61.7)	(54.0)	(77.4)	(74.8)

Value at Risk	¥101.0	¥94.0	¥81.6	¥63.0	¥62.0	¥61.6	¥72.9	¥131.1	¥131.1	¥123.1	¥109.4	¥123.5	¥116.6

Value at Risk
(maximum)	¥139.3:	November 25, 2008
(average)	96.1:	Average for the period from April 1, 2008 to March 31, 2009
(minimum)	58.7:	August 22, 2008

	As of
	Mar. 30, 2007	Apr. 30, 2007	May 31, 2007	Jun. 29, 2007	Jul. 31, 2007	Aug. 31, 2007	Sep. 28, 2007	Oct. 31, 2007	Nov. 30, 2007	Dec. 31, 2007	Jan. 31, 2008	Feb. 29, 2008	Mar. 31, 2008
	(in hundred millions)
Equity	¥46.5	¥44.1	¥39.5	¥47.4	¥41.8	¥33.5	¥32.8	¥45.0	¥30.5	¥38.4	¥36.7	¥48.5	¥41.6
Interest Rate	37.4	32.1	33.5	35.0	26.3	28.6	32.4	29.8	34.5	24.1	31.1	31.5	47.0
Foreign Exchange	14.3	18.3	20.2	24.1	19.7	21.1	25.8	41.4	40.7	42.0	41.3	42.4	80.0

Sub-total	98.2	94.5	93.2	106.4	87.7	83.2	91.1	116.2	105.7	104.4	109.0	122.3	168.7
Less:
Diversification Benefit	(35.9)	(37.1)	(36.7)	(42.2)	(36.1)	(32.0)	(35.3)	(51.0)	(46.3)	(50.5)	(47.7)	(48.5)	(67.6)

Value at Risk	¥62.3	¥57.4	¥56.5	¥64.2	¥51.7	¥51.2	¥55.8	¥65.2	¥59.5	¥53.9	¥61.3	¥73.8	¥101.0

Value at Risk
(maximum)	¥101.4:	March 27, 2008
(average)	62.0:	Average for the period from April 2, 2007 to March 31, 2008
(minimum)	45.6:	August 14, 2007

VaR relating to equity risk decreased from ¥3.79 billion at the end of March 2009 to ¥2.64 billion at the end of September 2009 mainly due to a reduction of equity volatility risk. VaR relating to interest rate risk decreased from ¥6.70 billion at the end of March 2009 to ¥3.42 billion at the end of September 2009 mainly due to a reduction of Delta. VaR relating to foreign exchange risk increased from ¥8.66 billion at the end of March 2009 to ¥10.92 billion at the end of September 2009 mainly due to a rise in foreign exchange volatility.

In the preceding year, VaR relating to equity risk decreased from ¥4.16 billion at the end of March 2008 to ¥3.79 billion at the end of March 2009 due to a reduction in equity-related positions. VaR relating to interest rate risk increased from ¥4.70 billion at the end of March 2008 to ¥6.70 billion at the end of March 2009 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk increased from ¥8.00 billion at the end of March 2008 to ¥8.66 billion at the end of March 2009 mainly due to a rise in foreign exchange volatility.

For the fiscal year ended March 31, 2008, VaR relating to equity risk decreased from ¥4.65 billion at the end of March 2007 to ¥4.16 billion at the end of March 2008. VaR relating to interest rate risk increased from ¥3.74 billion at the end of March 2007 to ¥4.70 billion at the end of March 2008 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk significantly increased from ¥1.43 billion at the end of March 2007 to ¥8.00 billion at the end of March 2008 mainly due to a rise in foreign exchange volatility.

Back-Testing. We compare VaR values with the actual profit and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we examine any necessary adjustments to the VaR parameters and VaR methodology.

Other Measures. In some business lines or portfolios we may use additional measures to control or limit risk taking activity. Measures include sensitivities to small moves in key market parameters, credit portfolio risk measures or the financial impact of large market movements on certain portfolios. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to compliment VaR and economic capital measures.

Stress Testing. We also carry out stress testing and scenario analysis. We assess the impact of the occurrence of shock events such as the U.S. sub-prime loan problem on our profit and loss. We verify losses which are over VaR and which are equivalent to the “distribution base”, and verify if the amount of economic capital by division is appropriate. Scenario analysis or limits may also be used at more granular business levels to assess the impact of certain scenarios or limit risk taking within the businesses. Nomura continues to invest in the development of tools to analyze the impact of market stresses on the value of our portfolios.

Model Review. We use pricing models when some of the financial instruments cannot be valued based upon quoted market prices. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The global risk management unit reviews the models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

Non-trading Risk. A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 500 days which tracks and compares fluctuations in the TOPIX and the market value of our operating equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥11,983 million as of March 31, 2009 and ¥11,604 million as of September 30, 2009. On March 31, 2009, the TOPIX closed at 773.66 points and on September 30, 2009, the TOPIX closed at 909.84 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy approved by the GIRMC.

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investment and fund investments. Credit Risk in this Policy includes Investment Risk except as otherwise defined.

Scope of Credit Risk Management. The scope of Credit Risk Management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management. We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting. The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO, Senior Management Director in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement. Credit Risk is quantitatively-measured by a globally unified methodology. Credit Risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to Counterparties to Derivatives Transaction. We measure our credit risk to counterparties to derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

We enter into the International Swaps and Derivatives Association, Inc., or ISDA, master agreements or equivalent agreements (Japanese Derivatives Agreements and/or other master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2009 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are determined internally by our credit unit.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivative Assets

	Years to Maturity
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years	Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
	(in billions of yen)						(a)	(b)	(a)-(b)
AAA	¥87	¥82	¥24	¥58	¥89	¥(58)	¥282	¥2	¥280
AA	233	268	392	166	428	(1,086)	401	33	368
A	356	372	403	256	664	(1,698)	353	146	207
BBB	27	18	15	15	140	(66)	149	39	110
BB	10	2	6	1	6	(8)	17	5	12
Other(2)	116	4	6	3	43	(64)	108	87	21

Sub-total	829	746	846	499	1,370	(2,980)	1,310	312	998
Listed	425	133	74	1	—	—	633	—	633

Total	¥1,254	¥879	¥920	¥500	¥1,370	¥(2,980)	¥1,943	¥312	¥1,631

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

The framework for the management of our operational risk is outlined in the Operational Risk Management Policy approved by the GIRMC.

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. The loss event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Execution, Delivery & Process Management.

Governance. Operational risk is managed on a day-to-day basis by the business areas through the maintenance of appropriate control environments. In addition, Nomura has a corporate Operational Risk function, as part of the Group Risk Management Department, that is developing a global Basel II compliant framework. We promote this framework under the control of GIRMC.

Framework. The Nomura group is in the process of implementing a formal Operational Risk Management framework globally that meets the expected standards for a sophisticated global financial institution. The framework is designed to provide shareholder and investor confidence and transparency in our management of operational risk. We are gradually aiming for a Basel II approach to operational risk management.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk appropriately through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to our senior management. We continually inform and train Nomura group employees in awareness of operational risk and the potential impact to the organization.

As a result of meeting the Basel II requirements, we will be able to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

Interim Consolidated Financial Statements

Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥508,434	¥613,566	$5,681
Time deposits	166,411	537,084	1,860
Deposits with stock exchanges and other segregated cash	179,636	272,059	2,007

	854,481	1,422,709	9,548

Loans and receivables:
Loans receivable (including ¥333,010 million ($3,721 million) and ¥12,431 million measured at fair value by applying the fair value option at September 30, 2009 and at March 31, 2009)	933,751	519,179	10,434
Receivables from customers	34,790	23,619	389
Receivables from other than customers	893,179	1,103,974	9,981
Allowance for doubtful accounts	(7,551)	(3,765)	(85)

	1,854,169	1,643,007	20,719

Collateralized agreements:
Securities purchased under agreements to resell	4,437,473	2,657,151	49,586
Securities borrowed	5,286,822	5,755,467	59,077

	9,724,295	8,412,618	108,663

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,800,330 million ($42,467 million) at September 30, 2009 and ¥2,851,759 million at March 31, 2009; including ¥15,663 million ($175 million) and ¥21,189 million measured at fair value by applying the fair value option at September 30, 2009 and at March 31, 2009)	13,118,046	11,348,747	146,587
Private equity investments (including ¥62,060 million ($693 million) measured at fair value by applying the fair value option at September 30, 2009 and ¥62,108 million at March 31, 2009)	320,600	323,865	3,582

	13,438,646	11,672,612	150,169

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥231,042 million ($2,582 million) at September 30, 2009 and ¥225,475 million at March 31, 2009)	377,929	357,256	4,223
Non-trading debt securities	253,490	244,027	2,833
Investments in equity securities	122,378	118,902	1,368
Investments in and advances to affiliated companies	242,779	243,474	2,713
Other	793,231	723,243	8,864

	1,789,807	1,686,902	20,001

Total assets	¥27,661,398	¥24,837,848	$309,100

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
LIABILITIES AND EQUITY
Short-term borrowings (including ¥119,469 million ($1,335 million) and ¥36,304 million measured at fair value by applying the fair value option at September 30, 2009 and at March 31, 2009)	¥1,243,287	¥1,183,374	$13,893
Payables and deposits:
Payables to customers	363,787	403,797	4,065
Payables to other than customers	380,909	398,187	4,256
Deposits received at banks	500,564	440,334	5,594

	1,245,260	1,242,318	13,915

Collateralized financing:
Securities sold under agreements to repurchase	6,533,554	5,000,787	73,009
Securities loaned	1,275,519	2,243,152	14,253
Other secured borrowings	1,241,045	2,914,015	13,868

	9,050,118	10,157,954	101,130

Trading liabilities	7,810,019	4,752,054	87,273
Other liabilities	623,324	467,574	6,965
Long-term borrowings (including ¥1,363,337 million ($15,235 million) and ¥913,790 million measured at fair value by applying the fair value option at September 30, 2009 and at March 31, 2009)	6,062,350	5,483,028	67,743

Total liabilities	26,034,358	23,286,302	290,919

Commitments and contingencies
NHI shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares at September 30, 2009 and March 31, 2009
Issued—2,832,914,058 shares at September 30, 2009 and 2,661,092,760 shares at March 31, 2009
Outstanding—2,781,478,197 shares at September 30, 2009 and 2,604,779,843 shares at March 31, 2009	359,265	321,765	4,015
Additional paid-in capital	384,272	374,413	4,294
Retained earnings	1,060,227	1,038,557	11,847
Accumulated other comprehensive income (loss)	(117,520)	(118,437)	(1,313)

	1,686,244	1,616,298	18,843
Common stock held in treasury, at cost—51,435,861 shares and 56,312,917 shares at September 30, 2009 and at March 31, 2009	(70,305)	(76,902)	(786)

Total NHI shareholders’ equity	1,615,939	1,539,396	18,057
Noncontrolling interests	11,101	12,150	124

Total equity	1,627,040	1,551,546	18,181

Total liabilities and equity	¥27,661,398	¥24,837,848	$309,100

Notes:

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) 810 “Consolidation” (“updated noncontrolling interests guidance”).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Revenue:
Commissions	¥167,084	¥197,462	$2,207
Fees from investment banking	23,433	45,309	506
Asset management and portfolio service fees	85,190	64,347	719
Net gain (loss) on trading	(10,500)	269,619	3,013
Gain (loss) on private equity investments	(14,496)	(106)	(1)
Interest and dividends	244,950	111,988	1,251
Gain (loss) on investments in equity securities	(8,840)	7,493	84
Other	28,787	22,953	256

Total revenue	515,608	719,065	8,035
Interest expense	252,456	120,681	1,348

Net revenue	263,152	598,384	6,687

Non-interest expenses:
Compensation and benefits	168,008	284,714	3,182
Commissions and floor brokerage	38,977	41,749	467
Information processing and communications	67,991	84,084	940
Occupancy and related depreciation	33,048	44,590	498
Business development expenses	14,951	12,636	141
Other	93,911	71,898	803

	416,886	539,671	6,031

Income (loss) before income taxes	(153,734)	58,713	656
Income tax expense (benefit)	(4,141)	19,629	219

Net income (loss)	(149,593)	39,084	437

Less: Net income (loss) attributable to noncontrolling interests	(129)	(51)	(0)

Net income (loss) attributable to NHI	¥(149,464)	¥39,135	$437

	Yen		Translation into U.S. dollars
	Six months ended September 30
	2008	2009	2009
Per share of common stock:
Basic—
Net income (loss) attributable to NHI common shareholders	¥(78.32)	¥14.70	$0.16
Diluted—
Net income (loss) attributable to NHI common shareholders	¥(78.42)	¥13.38	$0.15

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
Revenue:
Commissions	¥84,886	¥95,438	$1,066
Fees from investment banking	10,026	15,580	174
Asset management and portfolio service fees	42,411	34,016	380
Net gain (loss) on trading	(21,015)	148,487	1,659
Gain on private equity investments	23,167	2,033	23
Interest and dividends	126,993	53,561	599
Gain (loss) on investments in equity securities	(9,804)	(2,308)	(26)
Other	1,068	8,663	97

Total revenue	257,732	355,470	3,972
Interest expense	129,667	55,445	619

Net revenue	128,065	300,025	3,353

Non-interest expenses:
Compensation and benefits	80,098	146,633	1,639
Commissions and floor brokerage	20,343	21,706	243
Information processing and communications	34,632	43,924	491
Occupancy and related depreciation	17,180	22,598	253
Business development expenses	7,919	6,380	71
Other	37,284	31,492	351

	197,456	272,733	3,048

Income (loss) before income taxes	(69,391)	27,292	305
Income tax expense (benefit)	3,531	(1,049)	(12)

Net income (loss)	(72,922)	28,341	317

Less: Net income (loss) attributable to noncontrolling interests	(50)	626	7

Net income (loss) attributable to NHI	¥(72,872)	¥27,715	$310

	Yen		Translation into U.S. dollars
	Three months ended September 30
	2008	2009	2009
Per share of common stock:
Basic—
Net income (loss) attributable to NHI common shareholders	¥(38.18)	¥10.22	$0.11
Diluted—
Net income (loss) attributable to NHI common shareholders	¥(38.23)	¥8.87	$0.10

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Common Stock
Balance at beginning of year	¥182,800	¥321,765	$3,596
Conversion of convertible bonds	—	37,500	419

Balance at end of the period	182,800	359,265	4,015

Additional paid-in capital
Balance at beginning of year	177,227	374,413	4,184
Conversion of convertible bonds	—	37,500	419
Gain on sales of treasury stock	1,922	4,490	50
Issuance and exercise of common stock options	3,264	(5,045)	(56)
Adjustments on initial application of “Contracts in entity’s own equity”	—	(26,923)	(301)
Beneficial conversion feature relating to subordinated convertible bond	—	413	4
Other net change in additional paid-in capital	—	(576)	(6)

Balance at end of the period	182,413	384,272	4,294

Retained earnings
Balance at beginning of year	1,779,783	1,038,557	11,605
Net income (loss) attributable to NHI(2)	(149,464)	39,135	437
Cash dividends(4)	(32,447)	(11,126)	(124)
Adjustments on initial application of “Fair value measurements”	10,383	—	—
Adjustments on initial application of “The fair value option”	5,258	—	—
Adjustments on initial application of “Contracts in entity’s own equity”	—	(6,339)	(71)

Balance at end of the period	1,613,513	1,060,227	11,847

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(28,416)	(73,469)	(821)
Net change during the period	(19,880)	982	11

Balance at end of the period	(48,296)	(72,487)	(810)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(44,968)	(502)
Pension liability adjustment	496	(65)	(1)

Balance at end of the period	(42,199)	(45,033)	(503)

Balance at end of the period	(90,495)	(117,520)	(1,313)

Common stock held in treasury
Balance at beginning of year	(80,575)	(76,902)	(860)
Repurchases of common stock	(67)	(10)	(0)
Sales of common stock	24	9	0
Common stock issued to employees	2,593	6,532	73
Other net change in treasury stock	(69)	66	1

Balance at end of the period	(78,094)	(70,305)	(786)

Total NHI shareholders’ equity
Balance at end of the period	1,810,137	1,615,939	18,057

Noncontrolling interests
Balance at beginning of year	12,978	12,150	135
Cash dividends	(62)	(35)	(0)
Net income (loss) attributable to noncontrolling interests	(129)	(51)	(0)
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustment	(186)	(301)	(4)
Sale of subsidiary shares to noncontrolling interests	—	441	5
Other net change during the year	247	(1,103)	(12)

Balance at end of the period	12,848	11,101	124

Total equity
Balance at end of the period	¥1,822,985	¥1,627,040	$18,181

Notes:

(1) Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with the updated guidance on accounting for noncontrolling interests.
(2) Net income (loss) attributable to NHI was previously reported as Net income (loss).
(3) Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
(4) Dividends per share	Six months ended September 30, 2008	¥17.00	Three months ended September 30, 2008	¥8.50
	Six months ended September 30, 2009	¥4.00	Three months ended September 30, 2009	¥4.00

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Net income (loss)	¥(149,593)	¥39,084	$437
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(20,066)	681	8
Defined benefit pension plans:
Pension liability adjustment	807	(100)	(1)
Deferred income taxes	(311)	35	0

Total	496	(65)	(1)

Total other comprehensive income (loss)	(19,570)	616	7

Comprehensive income (loss)	(169,163)	39,700	444
Less: Comprehensive income (loss) attributable to noncontrolling interests	(315)	(352)	(4)
Comprehensive income (loss) attributable to NHI	¥(168,848)	¥40,052	$448

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
Net income (loss)	¥(72,922)	¥28,341	$317
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(50,466)	(17,856)	(200)
Defined benefit pension plans:
Pension liability adjustment	1,032	1,082	12
Deferred income taxes	(384)	(421)	(5)

Total	648	661	7

Total other comprehensive income (loss)	(49,818)	(17,195)	(193)

Comprehensive income (loss)	(122,740)	11,146	124
Less: Comprehensive income (loss) attributable to noncontrolling interests	(359)	196	2
Comprehensive income (loss) attributable to NHI	¥(122,381)	¥10,950	$122

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥(149,593)	¥39,084	$437
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	34,262	34,931	390
(Gain) loss on investments in equity securities	8,840	(7,387)	(83)
Deferred income taxes	(40,659)	14,066	157
Changes in operating assets and liabilities:
Time deposits	(169,143)	385,281	4,305
Deposits with stock exchanges and other segregated cash	(27,762)	100,489	1,123
Trading assets and private equity investments	(1,060,091)	(1,902,840)	(21,263)
Trading liabilities	390,532	3,187,797	35,622
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	322,371	(226,621)	(2,532)
Securities borrowed, net of securities loaned	1,757,726	(521,033)	(5,822)
Other secured borrowings	(146,888)	(1,672,970)	(18,694)
Loans and receivables, net of allowance for doubtful accounts	(1,651,732)	(44,826)	(501)
Payables	234,818	(194,619)	(2,175)
Accrued income taxes, net	(25,380)	52,056	582
Other, net	119,413	148,303	1,657

Net cash used in operating activities	(403,286)	(608,289)	(6,797)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(31,713)	(35,763)	(400)
Proceeds from sales of office buildings, land, equipment and facilities	39	7	0
Payments for purchases of investments in equity securities	(2,786)	—	—
Proceeds from sales of investments in equity securities	1,304	499	6
Decrease (increase) in loans receivable at banks, net	4,881	(64,578)	(722)
Increase in non-trading debt securities, net	(31,132)	(22,834)	(255)
Other, net	220	8,288	93

Net cash used in investing activities	(59,187)	(114,381)	(1,278)

Cash flows from financing activities:
Increase in long-term borrowings	1,159,063	1,184,232	13,233
Decrease in long-term borrowings	(630,982)	(696,784)	(7,786)
Increase (decrease) in short-term borrowings, net	(189,687)	66,080	738
Increase in deposits received at banks, net	73,963	57,098	638
Proceeds from sales of common stock held in treasury	47	8	0
Payments for repurchases of common stock held in treasury	(67)	(10)	0
Payments for cash dividends	(32,451)	—	—

Net cash provided by financing activities	379,886	610,624	6,823

Effect of exchange rate changes on cash and cash equivalents	6,276	6,914	77

Net decrease in cash and cash equivalents	(76,311)	(105,132)	(1,175)
Cash and cash equivalents at beginning of the year	507,236	613,566	6,856

Cash and cash equivalents at end of the period	¥430,925	¥508,434	$5,681

Supplemental information:
Cash paid during the period for—
Interest	¥290,814	¥133,675	$1,494
Income tax payments (refunds), net	¥61,898	¥(60,191)	$(673)
Non cash activities—

Conversion of convertible bonds—During the six months ended September 30, 2009, convertible bonds were exercised at the amount of ¥75,000 million ($838 million). Accordingly, Common stock increased by ¥37,500 million ($419 million) and Additional paid-in capital increased by ¥37,500 million ($419 million).

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. In the Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currencies on a global basis to institutions domestically and abroad. In the Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In the Merchant Banking business, Nomura invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services. Please refer to Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of its Form 20-F for the year ended March 31, 2009 filed on June 30, 2009.

Changes in accounting policies—

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended September 30, 2009:

Codification of U.S. GAAP

Effective from this financial quarter commenced on July 1, 2009, Nomura adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification” or “ASC”) as required by ASC No. 105 “Generally Accepted Accounting Principles” and Accounting Standards Update (“ASU”) 2009-1 “Topic 105—Generally Accepted Accounting Principles” (formerly SFAS168). The Codification is now the sole source of authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”). The primary objective of the Codification is to simplify access to all authoritative literature related to a particular topic in one place by replacing former authoritative guidance provided from different sources in various pronouncements such as FASB Statements (“SFAS”), Emerging Issue Task Force Abstracts (“EITF”), FASB Interpretations, FASB Staff Positions, AICPA Statements of Position and Industry Guides. As the Codification does not change U.S. GAAP but rather simply consolidates it into a single set of rules, adoption of the Codification did not have a material financial impact on these consolidated financial statements. However, all references to U.S. GAAP pronouncements have been replaced with the relevant Codification references. Also effective July 1, 2009, any changes to the Codification are communicated by the FASB through an Accounting Standards Update (“ASU”). For ease of understanding, all new ASC topics and/or subtopic references and pre-Codification technical references if applicable are included below.

Accounting for nonderivative contracts by broker-dealers

In September 2009, Nomura adopted ASU No. 2009-10 (“ASU 2009-10”) which clarifies how broker-dealers such as Nomura should account for energy trading contracts that do not meet the accounting definition of a derivative. ASU 2009-10 was issued to ensure consistent accounting for nonderivative energy trading contracts by broker-dealers and specifically to clarify that ASC 940 “Financial Services—Brokers and Dealers” (formerly the AICPA Audit and Accounting Guide, “Brokers and Dealers in Securities”) does not afford broker-dealers with special treatment for inventories of nonderivative energy trading contracts. Adoption of this clarification did not have a material impact on these consolidated financial statements.

The following other new accounting pronouncements relevant to Nomura were adopted during the three months ended June 30, 2009:

Subsequent events

On April 1, 2009, Nomura adopted new guidance regarding the accounting treatment and disclosure of events occurring after the balance sheet date but before financial statements are issued or available to be issued, now included in ASC 855 “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). Adoption of the new guidance did not have a material impact on these consolidated financial statements.

Accounting for noncontrolling interests

On April 1, 2009, Nomura adopted new guidance for the accounting and reporting for noncontrolling interests in financial statements, now included in ASC 810 “Consolidation” (“ASC 810”) (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). The new guidance is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura reclassified ¥129 million and ¥50 million between Income (loss) before income taxes and Net income (loss) attributable to NHI for the six months and the three months ended September 30, 2008, respectively. In addition, ¥12,150 million has been reclassified from Other liabilities to Non-controlling interests as of March 31, 2009.

Accounting for business combinations

On April 1, 2009, Nomura adopted new guidance for business combinations, now included in ASC 805 “Business Combinations” (formerly SFAS No. 141-R, “Business Combinations”). For business combinations for which the acquisition date is on or after April 1, 2009, the new guidance expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at fair value determined on the acquisition date and changes thereafter in valuation of contingent consideration to be reflected in earnings rather than goodwill; changes the timing for valuing certain arrangements where stock is paid as consideration; and requires acquisition related costs to be expensed as incurred. Adoption of the new guidance did not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

Repurchase financing agreements

On April 1, 2009, Nomura adopted new guidance for transfers of financial assets, now included in ASC 860 “Transfers and Servicing” (“ASC 860”) (formerly FASB Staff Position No. SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”) that requires a transfer of a financial asset and a reverse repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other to be accounted for as a single linked transaction unless specific criteria are met. Adoption of the new guidance did not have a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

On April 1, 2009, Nomura adopted updated guidance, now included in ASC 260 “Earnings per Share” (formerly FASB Staff Position EITF 03-6-1 “Determining Whether Instruments Granted In Share-Based Payment Transactions Are Participating Securities”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method. Adoption of the updated guidance did not have a material impact on either prospective or historical basic and diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock.

On April 1, 2009, Nomura adopted updated guidance included in ASC 815-40, “Contracts in Entity’s Own Equity” (formerly EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”) that provides guidance regarding determination of whether certain instruments (or embedded features in other instruments) are considered indexed to an entity’s own stock. It amended prior guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long –term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate certain contingent conversion price adjustment rights contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) that were determined as not indexed to the Company’s stock. In order to initially bifurcate such rights from the Convertible Bonds and record these as derivatives, and following the expiration of such clauses, further reclassification of such derivatives was made to Retained earnings. The effect of adoption of ASC 815-40 on the beginning balance of Retained earnings was ¥6,339 million ($71 million) (loss). If Nomura had not adopted ASC 815-40, the effect on Income before income taxes and Net income attributable to NHI would have been ¥39,220 million ($438 million) (loss) and ¥23,140 million ($259 million) (loss) respectively, and Basic and Diluted Earnings per Share would have been ¥6.01 ($0.07) and ¥1.66 ($0.02) , respectively, for the six months ended September 30, 2009. The effect on Income before income taxes and Net income attributable to NHI would have been ¥35,036 million ($392 million)(loss) and ¥20,671 million ($231 million) (loss), respectively, and Basic and Diluted Earnings (loss) per Share would have been ¥2.60 ($0.03) and negative ¥1.80 ($0.02) , respectively, for the three months ended September 30, 2009.

Refer to Note 9, “Earnings per share” within these consolidated financial statements for a further discussion of diluted earnings per share.

Measurement of fair value in inactive markets

On April 1, 2009, Nomura adopted updated guidance now included in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) (formerly FASB Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance also requires increased granularity of disclosures around the nature and type of financial assets and liabilities that are measured at fair value. Adoption of the revised guidance on fair value measurement did not have a material impact on these consolidated financial statements. See Note 3 “Fair value of financial instruments” within these consolidated financial statements where the revised disclosures have been made.

Equity method accounting considerations

On April 1, 2009, Nomura adopted updated guidance now included in ASC 323 “Investments—Equity Method and Joint Ventures” (formerly EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations”) which clarifies the accounting for certain transactions and provides impairment guidance relating to equity method investments. The updated guidance is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Adoption of the updated guidance did not have a material impact on these consolidated financial statements.

Interim disclosures about fair value of financial instruments

On April 1, 2009, Nomura adopted the new disclosure requirements included in ASC 825, “Financial Instruments” (formerly FASB Staff Position No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) that requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. As this requirement does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on these consolidated financial statements. See Note 3 “Fair value of financial instruments” within these consolidated financial statements where the relevant disclosures have been made.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Decrease in ownership interests in subsidiaries

In January 2010, the FASB issued ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary” (“ASU 2010-02”), which clarifies when certain guidance contained within ASC 810-10 “Consolidation-Overall” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”) regarding decreases in ownership interests in subsidiaries that result in a change in control and gain or loss apply for various fact patterns. ASU 2010-02 clarifies these provisions apply only to subsidiaries that are businesses, including situations where a business is transferred to an equity method investee or joint venture. Furthermore, these provisions would not apply to in-substance real estate transactions. ASU 2010-02 also requires certain new disclosures regarding determination of fair value of situations where a change in control occurs resulting in a gain or loss, including where an entity achieves a business combination by acquiring control in stages over time. ASU 2010-02 is effective upon earlier of adoption of SFAS 160, or periods ending after December 15, 2009 (in which case it is applied retrospectively to all prior periods presented beginning with the adoption date of SFAS 160). Nomura intends to adopt ASU 2010-02 on January 1, 2010 and does not expect it to have a material impact on these consolidated financial statements.

Expanded Disclosures Regarding Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 will expand the disclosures made under ASC 820 “Fair Value Measurements and Disclosures” for fair value information. The ASU requires additional disclosures regarding significant transfers in and out of Level 1 and 2 of the fair value hierarchy and reasons for these transfers amongst Levels. It also requires information about purchases, sales, issuances and settlements of Level 3 instruments to be provided on a gross basis. The ASU also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation required for disclosures made under the fair value hierarchy, inputs, and valuation techniques. The new disclosures and clarifications of existing disclosures are generally required to be implemented for interim or annual periods beginning after December 15, 2009, which for Nomura will be the fourth quarter commencing from January 1, 2010. Gross information on purchases, sales, issuances and settlements are required in fiscal years beginning after December 15, 2010 and therefore for Nomura will be within our fiscal year commencing as of April 1, 2011 and interim period within such fiscal year. Because the ASU impacts disclosures and not the accounting treatment of assets and liabilities, Nomura does not expect a material impact upon these consolidated financial statements.

Deferral of consolidation and disclosure guidance of ASU2009-17

In December 2009, the FASB issued Proposed ASU “Consolidation (Topic 810): Amendments to Statement 167 for Certain Investment Funds” (“proposed SFAS 167 amendment”). The proposed SFAS 167 amendment will indefinitely defer the consolidation and disclosure guidance of ASU 2009-17 for most entities that qualify as investment companies under ASC 946 “Financial Services – Investment Companies” or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946. As the proposed SFAS 167 amendment acts to defer consolidation and disclosure guidance of ASU No. 2009-17 “Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”), it essentially has the same effective date, and accordingly intends to adopt on April 1, 2010. As Nomura is currently evaluating the impact of adoption of ASU 2009-17 on these consolidated financial statements, this is also the case for the proposed SFAS 167 amendment.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”) which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption also permitted. Nomura intends to adopt ASU 2009-13 on April 1, 2011 and does not expect it to have a material impact on these consolidated financial statements.

Valuation methodology for investments in certain entities that calculate net asset value per share

In September 2009, the FASB issued ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”) which amends the fair value determination of investments in certain entities that calculate net asset value (“NAV”) per share or unit. ASU 2009-12 permits measurement of fair value of an investment that is within scope on the basis of NAV per share as a practical expedient if certain criteria are met. ASU 2009-12 only applies to investments in investment companies and similar entities which do not have a readily determinable fair value. It also provides clarity around how such investments should be classified in the fair value hierarchy and also requires additional detailed disclosures around such investments, irrespective of whether the practical expedient is used. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted in certain circumstances. Nomura has adopted ASU 2009-12 for the quarter ended on December 31, 2009. The adoption of ASU2009-12 did not have a material impact on the consolidated financial statements for the quarter ended on December 31, 2009.

Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides new guidance for determining the fair value of both financial and non-financial liabilities, when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. ASU 2009-05 is effective for the first reporting period beginning after August 2009, with early adoption permitted for financial statements not yet issued when ASU 2009-05 was finalized. Nomura adopted ASU 2009-05 on October 1, 2009 The adoption of ASU 2009-05 did not have a material impact on the consolidated financial statements for the quarter ended December 31, 2009.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). In December 2009, the FASB issued ASU No. 2009-16 “Transfers and Servicing (Topic 860) : Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated SFAS 166 into the Codification. ASU 2009-16 changes the requirements for derecognizing financial assets, eliminates the concept of Qualified Special Purpose Entities (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17 as described below, provided Nomura still has variable interests in those entities at the adoption date.

ASU 2009-16 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Application of the revised guidance for transfers of financial assets is prospective after adoption.

Nomura intends to adopt ASU 2009-16 on April 1, 2010, and is currently evaluating the impact of adoption on these consolidated financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The Statement significantly revises the existing accounting guidance determining when a variable interest entity (“VIE”) should be consolidated. In December 2009, the FASB issued ASU 2009-17 which incorporated SFAS 167 into the Codification.

ASU 2009-17 amends rules defining which entities are VIEs and requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company would consolidate the entity, provided that the company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. ASU 2009-17 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

ASU 2009-17 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

ASU 2009-17 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. ASU 2009-17 may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

Nomura intends to adopt ASU 2009-17 on April 1, 2010 and is currently evaluating the impact of adoption on these consolidated financial statements.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued Staff Position No. SFAS 132-R-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132-R-1”) which has been incorporated into the Codification in ASC 715-20 “Compensation—Retirement Benefits—Defined Benefit Plans”. This guidance increases the information to be disclosed about plan assets by aligning these disclosures with those made for other financial assets under ASC 820. In particular, plan assets must be separated into the three fair value hierarchy levels and a roll–forward of the changes in fair value of plan assets classified as Level 3 must be provided. The updated guidance is effective prospectively for fiscal years ending after December 15, 2009 and is not required for interim financial statements.

Nomura will adopt the updated guidance in its consolidated financial statements for fiscal year ending March 31, 2010. Because FSP SFAS 132-R-1 impacts disclosures and not the accounting treatment of plan assets or benefit obligations, Nomura does not expect a material impact upon these consolidated financial statements.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥89.49 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Fair value of financial instruments:

The fair value of financial instruments

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 (formerly SFAS No. 157, “Fair Value Measurements”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market, for the relevant financial asset or financial liability.

Concentration of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions. Government, state municipal, and government agency bonds, including Securities pledged as collateral, represented 25% of total assets as of September 30, 2009 and 26% of total assets as of March 31, 2009, respectively. The following tables present geographic allocations of Nomura’s positions related to government, state municipal, and government agency bonds. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	September 30, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	¥2,986	¥879	¥2,764	¥160	¥6,789

	Translation into billions of U.S. dollars
	September 30, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	$33.37	$9.82	$30.89	$1.78	$75.86

	Billions of yen
	March 31, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

(1)	Other than above, there were ¥132 billion ($ 1.48 billion) of government, municipalities and their agencies bonds in Other asset—Non-trading debt securities as of September 30, 2009 and ¥120 billion as of March 31, 2009 respectively.

The fair value hierarchy

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the inputs with the highest level of observability and Level 3 representing the inputs with the lowest level of observability:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Fair value financial instruments which are valued using Level 1 inputs include:

•	G7 government and US agency debt securities

•	Listed stocks at Tokyo Stock Exchange 1st section

•	Equity securities traded on a liquid exchange

Level 2:

Quoted prices in inactive markets or containing other significant inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from market sources which are independent from Nomura at the measurement date.

Fair value financial instruments which are valued using Level 2 inputs include:

•	Debt securities (including government and corporate issuances) valued using observable inputs

•	Structured notes valued using observable inputs

•	Equity securities traded on an illiquid exchange

•	Derivatives valued using observable parameters

Level 3:

If unobservable inputs are significant to the fair value measurement of the financial instrument in their entirety, valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. And those valuation techniques are developed based on the best available information at the measurement date.

Fair value financial instruments which are valued using Level 3 inputs include:

•	Mortgage and mortgage-backed securities.

•	Structured notes valued using significant unobservable inputs

•	Loans valued using significant unobservable parameters

•	Private equity investments

•	Derivatives valued using significant unobservable parameters

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may result in the decline of availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded or the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions on similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those in the two preceding Levels.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions in the market, the frequency with which pricing is updated by other market participants, the variability of prices quoted amongst other market participants, and the amount of publicly available information.

Valuation inputs available for certain instruments may fall into different levels of the fair value hierarchy. In such circumstances, for disclosure purposes, the instrument is categorized in the level based on the lowest level of the input which is significant to the fair value measurement of the instrument in its entirety.

Nomura adopted the guidance included in ASC 820 on determination of fair value when the volume and level of activity have decreased (formerly FSP SFAS 157-4) on April 1, 2009. The following tables that relate to the prior fiscal year are prepared in accordance with the disclosure requirements prior to the adoption of ASC 820.

The following table presents information about Nomura’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and as of March 31, 2009.

	Billions of yen
	September 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities(2)	¥662	¥824	¥234	¥—	¥1,720
Private equity(2)	2	0	319	—	321
Japanese government bonds	2,856	—	—	—	2,856
Japanese agency and municipal securities	129	1	0	—	130
Foreign government, agency and municipal securities	3,130	638	35	—	3,803
Bank and corporate debt securities and loans for trading purpose	109	896	189	—	1,194
Commercial mortgage-backed securities (CMBS)	—	25	71	—	96
Residential mortgage-backed securities (RMBS)	0	299	10	—	309
Mortgage and other mortgage backed securities	—	0	189	—	189
Collateralized debt obligation (CDO)	—	17	28	—	45
Investment trust funds and other	16	26	10	—	52
Derivatives	1,217	12,604	790	(11,887)	2,724

Sub Total	¥8,121	¥15,330	¥1,875	¥(11,887)	¥13,439

Loans and receivables(3)	0	330	3	—	333
Other assets	457	59	42	—	558

Total	¥8,578	¥15,719	¥1,920	¥(11,887)	¥14,330

Liabilities:
Trading liabilities
Equities	¥1,017	¥151	¥0	¥—	¥1,168
Japanese government bonds	1,631	—	—	—	1,631
Foreign government, agency and municipal securities	1,904	263	—	—	2,167
Bank and corporate debt securities	—	109	1	—	110
Residential mortgage-backed securities (RMBS)	—	17	—	—	17
Mortgage and other mortgage backed securities	—	2	—	—	2
Investment trust funds and other	0	—	—	—	0
Derivatives	1,485	12,328	653	(11,751)	2,715

Sub Total	¥6,037	¥12,870	¥654	¥(11,751)	¥7,810

Short-term borrowings(4)(5)	28	84	6	—	118
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	42	876	(25)	—	893
Other liabilities	132	18	0	—	150

Total	¥6,239	¥13,848	¥634	¥(11,751)	¥8,970

	Translation into billions of U.S. dollars
	September 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities(2)	$7.40	$9.21	$2.62	$—	$19.23
Private equity(2)	0.02	0.00	3.56	—	3.58
Japanese government bonds	31.91	—	—	—	31.91
Japanese agency and municipal securities	1.44	0.01	0.00	—	1.45
Foreign government, agency and municipal securities	34.98	7.13	0.39	—	42.50
Bank and corporate debt securities and loans for trading purpose	1.22	10.01	2.11	—	13.34
Commercial mortgage-backed securities (CMBS)	—	0.28	0.79	—	1.07
Residential mortgage-backed securities (RMBS)	0.00	3.34	0.11	—	3.45
Mortgage and other mortgage backed securities	—	0.00	2.11	—	2.11
Collateralized debt obligation (CDO)	—	0.19	0.31	—	0.50
Investment trust funds and other	0.18	0.29	0.11	—	0.58
Derivatives	13.60	140.84	8.84	(132.83)	30.45

Sub Total	$90.75	$171.30	$20.95	$(132.83)	$150.17

Loans and receivables(3)	0.00	3.69	0.03	—	3.72
Other assets	5.11	0.66	0.47	—	6.24

Total	$95.86	$175.65	$21.45	$(132.83)	$160.13

Liabilities:
Trading liabilities
Equities	$11.36	$1.69	$0.00	$—	$13.05
Japanese government bonds	18.23	—	—	—	18.23
Foreign government, agency and municipal securities	21.28	2.93	—	—	24.21
Bank and corporate debt securities	—	1.22	0.01	—	1.23
Residential mortgage-backed securities (RMBS)	—	0.19	—	—	0.19
Mortgage and other mortgage backed securities	—	0.02	—	—	0.02
Investment trust funds and other	0.00	—	—	—	0.00
Derivatives	16.59	137.76	7.30	(131.31)	30.34

Sub Total	$67.46	$143.81	$7.31	$(131.31)	$87.27

Short-term borrowings(4)(5)	0.31	0.94	0.07	—	1.32
Payables and deposits(6)	—	0.00	(0.01)	—	(0.01)
Long-term borrowings(4)(5)(7)	0.47	9.79	(0.28)	—	9.98
Other liabilities	1.48	0.20	0.00	—	1.68

Total	$69.72	$154.74	$7.09	$(131.31)	$100.24

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”) (formerly FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and formerly FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”).
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825 “Financial Instruments” (“ASC 825”) (formerly SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”).
(3)	Includes loans and receivables for which Nomura elected the fair value option under ASC 825.
(4)	Includes structured notes for which Nomura elected the fair value option under either ASC 815 “Derivatives and Hedging” (“ASC 815”) (formerly SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) or ASC 825.
(5)	Includes embedded derivatives bifurcated in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) from the structured notes issued. If the unrealized gain is greater than the unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with ASC 815 from the deposits received at banks. If the unrealized gain is greater than the unrealized loss, deposits are reduced by the excess amount.
(7)	Includes liabilities arising from secured financing transactions that are accounted for as financing rather than sales in accordance with ASC 860. Nomura elected the fair value option under ASC 825 for those liabilities.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent upon parameters which are unobservable in the market. Financial instruments are categorized in the level based on the lowest level significant input. As a result, a derivative valued using a combination of Level 1, Level 2 and Level 3 parameters would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the six months ended September 30, 2008 and 2009, three months ended September 30, 2008 and 2009, respectively.

	Billions of yen
	Six months ended September 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥802	¥(39)	¥—	¥(14)	¥(0)	¥(53)	¥39	¥(2)	¥786
Debt securities and loans receivables	783	(46)	—	—	2	(44)	53	2	794
Investment trust funds and other	21	(0)	—	—	—	(0)	(3)	1	19
Derivatives, net	121	(18)	—	—	—	(18)	(22)	56	137
Loans and receivables	4	0	—	—	—	0	5	(1)	8
Other assets	59	(0)	3	—	(0)	3	(2)	0	60

Total	¥1,790	¥(103)	¥3	¥(14)	¥2	¥(112)	¥70	¥56	¥1,804

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(1)	¥(0)	¥0
Short-term borrowings	15	(0)	—	—	—	(0)	19	(15)	19
Long-term borrowings	(59)	54	—	—	—	54	37	(63)	(139)

Total	¥(43)	¥54	¥—	¥—	¥—	¥54	¥55	¥(78)	¥(120)

	Billions of yen
	Six months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(20)	¥—	¥—	¥(1)	¥(21)	¥(20)	¥(9)	¥234
Private equity	322	—	—	(2)	—	(2)	(1)	—	319
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	(3)	2	35
Bank and corporate debt securities and loans for trading purpose	485	(2)	—	—	0	(2)	(183)	(111)	189
Commercial mortgage-backed securities (CMBS)	12	(7)	—	—	—	(7)	66	0	71
Residential mortgage-backed securities (RMBS)	12	(0)	—	—	—	(0)	(4)	2	10
Mortgage and other mortgage backed securities	234	6	—	—	—	6	(51)	(0)	189
Collateralized debt obligation (CDO)	17	1	—	—	—	1	10	0	28
Investment trust funds and other	5	0	—	—	—	0	5	—	10
Derivatives, net	267	(41)	—	—	—	(41)	(58)	(31)	137

Sub Total	¥1,672	¥(61)	¥—	¥(2)	¥(1)	¥(64)	¥(239)	¥(147)	¥1,222

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	50	(1)	(0)	—	—	(1)	(6)	(1)	42

Total	¥1,726	¥(62)	¥(0)	¥(2)	¥(1)	¥(65)	¥(246)	¥(148)	¥1,267

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	1	—	1

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥1	¥(1)	¥1

Short-term borrowings	8	7	—	—	—	7	5	0	6
Payables and deposits	(1)	(0)	—	—	—	(0)	—	—	(1)
Long-term borrowings	(81)	97	—	—	—	97	145	8	(25)
Other Liabilities	—	—	—	—	—	—	0	—	0

Total	¥(73)	¥104	¥—	¥—	¥—	¥104	¥151	¥7	¥(19)

	Translation into billions of U.S. dollars
	Six months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in /(out of) Level 3(3)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities	$3.17	$(0.22)	$—	$—	$(0.01)	$(0.23)	$(0.22)	$(0.10)	$2.62
Private equity	3.59	—	—	(0.02)	—	(0.02)	(0.01)	—	3.56
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	0.00	—	0.00
Foreign government, agency and municipal securities	0.38	0.02	—	—	—	0.02	(0.03)	0.02	0.39
Bank and corporate debt securities and loans for trading purpose	5.42	(0.02)	—	—	0.00	(0.02)	(2.05)	(1.24)	2.11
Commercial mortgage-backed securities (CMBS)	0.13	(0.08)	—	—	—	(0.08)	0.74	0.00	0.79
Residential mortgage-backed securities (RMBS)	0.13	(0.00)	—	—	—	(0.00)	(0.04)	0.02	0.11
Mortgage and other mortgage backed securities	2.61	0.07	—	—	—	0.07	(0.57)	(0.00)	2.11
Collateralized debt obligation (CDO)	0.19	0.01	—	—	—	0.01	0.11	0.00	0.31
Investment trust funds and other	0.06	0.00	—	—	—	0.00	0.05	—	0.11
Derivatives, net	3.00	(0.46)	—	—	—	(0.46)	(0.65)	(0.35)	1.54

Sub Total	$18.68	$(0.68)	$—	$(0.02)	$(0.01)	$(0.71)	$(2.67)	$(1.65)	$13.65

Loans and receivables	0.04	0.00	—	—	—	0.00	(0.01)	—	0.03
Other assets	0.56	(0.01)	(0.00)	—	—	(0.01)	(0.07)	(0.01)	0.47

Total	$19.28	$(0.69)	$(0.00)	$(0.02)	$(0.01)	$(0.72)	$(2.75)	$(1.66)	$14.15

Liabilities:
Trading liabilities
Equities	$0.01	$0.00	$—	$—	$—	$0.00	$(0.00)	$(0.01)	$0.00
Bank and corporate debt securities	0.00	—	—	—	—	—	0.01	—	0.01

Sub Total	$0.01	$0.00	$—	$—	$—	$0.00	$0.01	$(0.01)	$0.01

Short-term borrowings	0.09	0.08	—	—	—	0.08	0.06	0.00	0.07
Payables and deposits	(0.01)	(0.00)	—	—	—	(0.00)	—	—	(0.01)
Long-term borrowings	(0.91)	1.08	—	—	—	1.08	1.62	0.09	(0.28)
Other Liabilities	—	—	—	—	—	—	0.00	—	0.00

Total	$(0.82)	$1.16	$—	$—	$—	$1.16	$1.69	$0.08	$(0.21)

	Billions of yen
	Three months ended September 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of July 1, 2008	Net gain (loss) on trading	Gain (loss) on investments in equity securities	Gain (loss) on private equity investments and other(1)	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥882	¥(42)	¥—	¥23	¥(0)	¥(19)	¥(65)	¥(12)	¥786
Debt securities and loans receivables	845	(33)	—	—	1	(32)	(93)	74	794
Investment trust funds and other	19	(0)	—	—	—	(0)	(0)	—	19
Derivatives, net	33	52	—	—	—	52	38	14	137
Loans and receivables	15	(0)	—	—	—	(0)	(1)	(6)	8
Other assets	63	(0)	3	(0)	(0)	3	(6)	—	60

Total	¥1,857	¥(23)	¥3	¥23	¥1	¥4	¥(127)	¥70	¥1,804

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥0	¥0
Short-term borrowings	2	0	—	—	—	0	17	0	19
Long-term borrowings	(2)	163	—	—	—	163	69	(43)	(139)

Total	¥0	¥163	¥—	¥—	¥—	¥163	¥86	¥(43)	¥(120)

	Billions of yen
	Three months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of July 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥328	¥15	¥—	¥—	¥(0)	¥15	¥(97)	¥(12)	¥234
Private equity	333	—	—	1	0	1	(15)	—	319
Japanese agency and municipal securities	0	0	—	—	—	0	(0)	—	0
Foreign government, agency and municipal securities	41	(1)	—	—	—	(1)	(3)	(2)	35
Bank and corporate debt securities and loans for trading purpose	272	4	—	—	0	4	(4)	(83)	189
Commercial mortgage-backed securities (CMBS)	9	(7)	—	—	—	(7)	69	0	71
Residential mortgage-backed securities (RMBS)	13	0	—	—	—	0	(5)	2	10
Mortgage and other mortgage backed securities	197	9	—	—	—	9	(17)	(0)	189
Collateralized debt obligation (CDO)	20	1	—	—	—	1	7	0	28
Investment trust funds and other	2	(1)	—	—	—	(1)	9	—	10
Derivatives, net	93	(3)	—	—	—	(3)	72	(25)	137

Sub Total	¥1,308	¥17	¥—	¥1	¥(0)	¥18	¥16	¥(120)	¥1,222

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	49	(0)	(1)	—	—	(1)	(6)	—	42

Total	¥1,361	¥17	¥(1)	¥1	¥(0)	¥17	¥9	¥(120)	¥1,267

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	—	—	—	—	—	—	1	—	1

Sub Total	¥0	¥0	¥—	¥—	¥—	¥0	¥1	¥0	¥1

Short-term borrowings	1	1	—	—	—	1	6	0	6
Payables and deposits	(1)	0	—	—	—	0	—	—	(1)
Long-term borrowings	34	75	—	—	—	75	5	11	(25)
Other Liabilities	—	—	—	—	—	—	0	—	0

Total	¥34	¥76	¥—	¥—	¥—	¥76	¥12	¥11	¥(19)

	Translation into billions of U.S. dollars
	Three months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of July 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities	$3.66	$0.17	$—	$—	$(0.00)	$0.17	$(1.08)	$(0.13)	$2.62
Private equity	3.72	—	—	0.01	0.00	0.01	(0.17)	—	3.56
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	(0.00)	—	0.00
Foreign government, agency and municipal securities	0.46	(0.01)	—	—	—	(0.01)	(0.04)	(0.02)	0.39
Bank and corporate debt securities and loans for trading purpose	3.04	0.04	—	—	0.00	0.04	(0.04)	(0.93)	2.11
Commercial mortgage-backed securities (CMBS)	0.10	(0.08)	—	—	—	(0.08)	0.77	0.00	0.79
Residential mortgage-backed securities (RMBS)	0.15	0.00	—	—	—	0.00	(0.06)	0.02	0.11
Mortgage and other mortgage backed securities	2.20	0.10	—	—	—	0.10	(0.19)	(0.00)	2.11
Collateralized debt obligation (CDO)	0.22	0.01	—	—	—	0.01	0.08	0.00	0.31
Investment trust funds and other	0.02	(0.01)	—	—	—	(0.01)	0.10	—	0.11
Derivatives, net	1.04	(0.03)	—	—	—	(0.03)	0.81	(0.28)	1.54

Sub Total	$14.61	$0.19	$—	$0.01	$(0.00)	$0.20	$0.18	$(1.34)	$13.65

Loans and receivables	0.04	0.00	—	—	—	0.00	(0.01)	—	0.03
Other assets	0.55	(0.00)	(0.01)	—	—	(0.01)	(0.07)	—	0.47

Total	$15.20	$0.19	$(0.01)	$0.01	$(0.00)	$0.19	$0.10	$(1.34)	$14.15

Liabilities:
Trading liabilities
Equities	$0.00	$0.00	$—	$—	$—	$0.00	$0.00	$0.00	$0.00
Bank and corporate debt securities	—	—	—	—	—	—	0.01	—	0.01

Sub Total	$0.00	$0.00	$—	$—	$—	$0.00	$0.01	$0.00	$0.01

Short-term borrowings	0.01	0.01	—	—	—	0.01	0.07	0.00	0.07
Payables and deposits	(0.01)	0.00	—	—	—	0.00	—	—	(0.01)
Long-term borrowings	0.38	0.84	—	—	—	0.84	0.06	0.12	(0.28)
Other Liabilities	—	—	—	—	—	—	0.00	—	0.00

Total	$0.38	$0.85	$—	$—	$—	$0.85	$0.14	$0.12	$(0.21)

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If assets and liabilities move from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the movement occurs.

The following tables present the amounts of unrealized gains or (losses) for the six months ended September 30, 2008 and for the six months ended September 30, 2009, for the three months ended September 30, 2008 and for the three months ended September 30, 2009 relating to those assets and liabilities which Nomura classified as Level 3 within the fair value hierarchy and that were held by Nomura at the respective balance sheet date:

	Billions of yen
	Six months ended September 30, 2008
	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥6	¥—	¥(17)	¥0	¥(11)
Debt securities and loans receivables	(26)	—	—	(1)	(27)
Investment trust fund and other	(0)	—	—	—	(0)
Derivatives, net	(2)	—	—	—	(2)
Loans and receivables	(0)	—	—	—	(0)
Other assets	—	3	—	—	3

Total	¥(22)	¥3	¥(17)	¥(1)	¥(37)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)
Short-term borrowings	1	—	—	—	1
Long-term borrowings	51	—	—	—	51

Total	¥52	¥—	¥—	¥—	¥52

	Billions of yen
	Six months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥9	¥—	¥—	¥(1)	¥8
Private equity	—	—	(4)	—	(4)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(3)	—	—	—	(3)
Bank and corporate debt securities	58	—	—	—	58
Commercial mortgage-backed securities (CMBS)	3	—	—	—	3
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	2	—	—	—	2
Collateralized debt obligation (CDO)	2	—	—	—	2
Investment trust funds and other	1	—	—	—	1
Derivatives, net	(69)	—	—	—	(69)

Sub Total	¥3	¥—	¥(4)	¥(1)	¥(2)

Loans and receivables	0	—	—	—	0
Other assets	(0)	—	—	—	(0)

Total	¥3	¥—	¥(4)	¥(1)	¥(2)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	0	—	—	—	0

Short-term borrowings	(4)	—	—	—	(4)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	40	—	—	—	40

Total	¥36	¥—	¥—	¥—	¥36

	Translation into billions of U.S. dollars
	Six months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	$0.10	$—	$—	$(0.01)	$0.09
Private equity	—	—	(0.04)	—	(0.04)
Japanese agency and municipal securities	0.00	—	—	—	0.00
Foreign government, agency and municipal securities	(0.03)	—	—	—	(0.03)
Bank and corporate debt securities	0.65	—	—	—	0.65
Commercial mortgage-backed securities (CMBS)	0.03	—	—	—	0.03
Residential mortgage-backed securities (RMBS)	(0.00)	—	—	—	(0.00)
Mortgage and other mortgage backed securities	0.02	—	—	—	0.02
Collateralized debt obligation (CDO)	0.02	—	—	—	0.02
Investment trust funds and other	0.01	—	—	—	0.01
Derivatives, net	(0.77)	—	—	—	(0.77)

Sub Total	$0.03	$—	$(0.04)	$(0.01)	$(0.02)

Loans and receivables	0.00	—	—	—	0.00
Other assets	(0.00)	—	—	—	(0.00)

Total	$0.03	$—	$(0.04)	$(0.01)	$(0.02)

Liabilities:
Trading liabilities
Equities	$0.00	$—	$—	$—	$0.00

Sub Total	0.00	—	—	—	0.00

Short-term borrowings	(0.04)	—	—	—	(0.04)
Payables and deposits	(0.00)	—	—	—	(0.00)
Long-term borrowings	0.44	—	—	—	0.44

Total	$0.40	$—	$—	$—	$0.40

	Billions of yen
	Three months ended September 30, 2008
	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥(44)	¥—	¥23	¥—	¥(21)
Debt securities and loans receivables	(27)	—	—	(0)	(27)
Investment trust fund and other	(0)	—	—	—	(0)
Derivatives, net	88	—	—	—	88
Loans and receivables	1	—	—	—	1
Other assets	—	3	(0)	—	3

Total	¥18	¥3	¥23	¥(0)	¥44

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)
Short-term borrowings	1	—	—	—	1
Long-term borrowings	171	—	—	—	171

Total	¥172	¥—	¥—	¥—	¥172

	Billions of yen
	Three months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥5	¥—	¥—	¥(1)	¥4
Private equity	—	—	0	0	0
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(1)	—	—	—	(1)
Bank and corporate debt securities	4	—	—	—	4
Commercial mortgage-backed securities (CMBS)	(7)	—	—	—	(7)
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	9	—	—	—	9
Collateralized debt obligation (CDO)	1	—	—	—	1
Investment trust funds and other	(1)	—	—	—	(1)
Derivatives, net	14	—	—	—	14

Sub Total	¥24	¥—	¥0	¥(1)	¥23

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	(0)	—	—	(0)

Total	¥24	¥(0)	¥0	¥(1)	¥23

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	¥0	¥—	¥—	¥—	¥0

Short-term borrowings	(0)	—	—	—	(0)
Payables and deposits	0	—	—	—	0
Long-term borrowings	11	—	—	—	11

Total	¥11	¥—	¥—	¥—	¥11

	Translation into billions of U.S. dollars
	Three months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	$0.06	$—	$—	$(0.01)	$0.05
Private equity	—	—	0.00	0.00	0.00
Japanese agency and municipal securities	0.00	—	—	—	0.00
Foreign government, agency and municipal securities	(0.01)	—	—	—	(0.01)
Bank and corporate debt securities	0.04	—	—	—	0.04
Commercial mortgage-backed securities (CMBS)	(0.08)	—	—	—	(0.08)
Residential mortgage-backed securities (RMBS)	(0.00)	—	—	—	(0.00)
Mortgage and other mortgage backed securities	0.10	—	—	—	0.10
Collateralized debt obligation (CDO)	0.01	—	—	—	0.01
Investment trust funds and other	(0.01)	—	—	—	(0.01)
Derivatives, net	0.16	—	—	—	0.16

Sub Total	$0.27	$—	$0.00	$(0.01)	$0.26

Loans and receivables	(0.00)	—	—	—	(0.00)
Other assets	(0.00)	(0.00)	—	—	(0.00)

Total	$0.27	$(0.00)	$0.00	$(0.01)	$0.26

Liabilities:
Trading liabilities
Equities	$0.00	$—	$—	$—	$0.00

Sub Total	$0.00	$—	$—	$—	$0.00

Short-term borrowings	(0.00)	—	—	—	(0.00)
Payables and deposits	0.00	—	—	—	0.00
Long-term borrowings	0.12	—	—	—	0.12

Total	$0.12	$—	$—	$—	$0.12

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.

Certain parameters, such as certain foreign exchange volatilities and credit spreads, continued to be unobservable for the three months ended June 30, 2009 and as well as for the three months ended September 30, 2009 due to lack of market liquidity. However, the observability of certain indices such as credit spreads have improved because of the recovery of market liquidity.

As described above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotations, price quotations that vary substantially either over time or among market makers, or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described above, Level 3 financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The impact on the financial performance caused in the loss of ¥65 billion ($ 0.73billion) related to Level 3 assets for the six months ended September 30, 2009 was significantly mitigated by gains and losses from these hedge financial instruments, and did not have material effect on Nomura’s liquidity and capital resources management.

Given that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of Level 3 portfolio would be expected.

Fair value option for financial assets and financial liabilities

ASC 825 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods is recognized in current earnings. ASC 825 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. It also establishes presentation and disclosure requirements designed to allow a comparison between entities that elect different measurement attributes for similar assets and liabilities. An entity may elect the fair value option on eligible items that exist at the date of adoption and report the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

The financial assets and financial liabilities primarily elected for the fair value option, and the reasons for the election are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate fluctuations in profit and loss caused by the volatility of the derivatives which Nomura owns for the purpose of mitigating the risk of the loans.

•

Equity method investments which are held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more faithfully represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statement of operations which otherwise would arise had this election not been made. Even though Nomura has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to manage risk from those positions. Nomura also elects the fair value option under ASC 815 for certain notes issued by consolidated variable interest entities for the same purposes. Nomura elected the fair value option for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments to which the fair value option has been elected are accounted for as net gain on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted for as interest revenue or expense.

The following tables explain gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option under ASC 815 and ASC 825 for the six months ended September 30, 2008 and 2009, three months ended September 30, 2008 and 2009, respectively.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥1	¥0	$0.00
Private equity investments	—	(0)	(0.00)
Loans and receivables	(0)	6	0.07

Total	¥1	¥6	$0.07

Liabilities:
Short-term borrowings(2)	¥4	¥(13)	$(0.15)
Long-term borrowings(2)(3)	114	(22)	(0.25)

Total	¥118	¥(35)	$(0.40)

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥(0)	¥0	$0.00
Private equity investments	—	(0)	(0.00)
Loans and receivables	0	6	0.07

Total	¥0	¥6	$0.07

Liabilities:
Short-term borrowings(2)	¥3	¥(9)	$(0.10)
Long-term borrowings(2)(3)	91	6	0.07

Total	¥94	¥(3)	$(0.03)

(1)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under ASC 825.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option under either ASC 815 or ASC 825.
(3)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for derecognition under ASC 860.

Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 45.5% share ownership, and it is included in Private equity investments.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥19 billion for the six months ended September 30, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥38 billion ($ 0.42 billion) for the six months ended September 30, 2009, mainly because of the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥11 billion for the three months ended September 30, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥15 billion ($ 0.17 billion) for the three months ended September 30, 2009, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on the financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

The fair values of the aggregated unpaid principal balance (in which the principal is protected in the contract) of loans and receivables for which the fair value option was elected over the principal balance of such loans and receivables was ¥2 billion ($ 0.02 billion) as of September 30, 2009 and ¥1 billion as of March 31, 2009. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due or stopped accrual of interest income.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of long-term borrowings for which the fair value option was elected below the principal balance of such long-term borrowings was ¥10 billion ($ 0.11 billion) as of September 30, 2009 and ¥14 billion as of March 31, 2009.

Financial instruments carried at fair value on a nonrecurring basis

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other financial instruments at fair value on a nonrecurring basis, for which the primary valuation basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment of the asset or liability.

For the three months ended September 30, 2009, Nomura recognized an impairment loss of ¥3 billion ($ 0.03 billion) within Non-interest expenses—Other in the consolidated statement of operations against a specific listed equity method investee as the impairment was determined to be due to an other-than-temporary decline in value. The amount of investment in the investee, which is included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheet, was written down to its fair value of ¥2 billion ($ 0.02 billion) Fair value was determined in accordance with ASC 820 using the unadjusted quoted market prices for the investee. Consequently, this nonrecurring fair value measurement has been determined using inputs which would be classified as Level 1 in the fair value hierarchy.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen				Translation into billions of U.S. dollars
	September 30, 2009		March 31, 2009		September 30, 2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥927	¥925	¥516	¥507	$10.36	$10.34

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under ASC 815 and ASC 825. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	September 30, 2009		March 31, 2009		September 30, 2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥6,062	¥5,895	¥5,483	¥5,196	$67.74	$65.87

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, to perform its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee the performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent, these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

There were ¥542 billion ($ 6.06 billion) of netting of cash collateral receivables against net derivative liabilities and ¥684 billion ($ 7.64 billion) of netting of cash collateral payables against net derivative assets as of September 30, 2009. There was ¥680 billion of netting of cash collateral receivables against net derivative liabilities and ¥923 billion of netting of cash collateral payables against net derivative assets as of March 31, 2009.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk arising from derivatives transactions

The following table presents Nomura’s significant concentrations of exposure to financial institutions arising out of OTC derivatives transactions. The gross fair value of derivative assets presents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and if any collateral or other securities Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	September 30, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥11,544	¥(9,072)	¥(651)	¥1,821

	Translation into billions of U.S. dollars
	September 30, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	$129.00	$(101.37)	$(7.27)	$20.36

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	September 30, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥15,760	¥1,667	¥16,549	¥1,792
Interest rate contracts(3)	263,538	10,243	262,299	9,791
Credit contracts	31,391	2,189	33,380	1,971
Foreign exchange contracts	109,381	412	18,463	402
Commodity contracts	52	11	71	13
Other contracts	2,772	89	2,267	50

Total	¥422,894	¥14,611	¥333,029	¥14,019

Derivatives designated as hedging instruments(4):
Interest rate contracts	¥848	¥21	¥80	¥0

Total	¥848	¥21	¥80	¥0

	Translation into billions of U.S. dollars
	September 30, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	$176.11	$18.63	$184.93	$20.02
Interest rate contracts(3)	2,944.89	114.46	2,931.04	109.41
Credit contracts	350.78	24.46	373.00	22.02
Foreign exchange contracts	1,222.27	4.60	206.31	4.49
Commodity contracts	0.58	0.12	0.79	0.15
Other contracts	30.98	0.99	25.33	0.56

Total	$4,725.61	$163.26	$3,721.40	$156.65

Derivatives designated as hedging instruments(4):
Interest rate contracts	$9.48	$0.23	$0.89	$0.00

Total	$9.48	$0.23	$0.89	$0.00

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts(3)	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(4):
Interest rate contracts	¥646	¥18	¥94	¥1

Total	¥646	¥18	¥94	¥1

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.
(3)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.
(4)	Derivatives designated as hedging instruments are reported in Other assets-Other and Other liabilities.

The following table discloses amounts included in the consolidated statement of operations related to derivatives:

	Billions of yen	Translation into billions of U.S. dollars
	Six months ended September 30, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥253	$2.83
Interest rate contracts(2)	76	0.85
Credit contracts	(54)	(0.60)
Foreign exchange contracts	12	0.13
Commodity contracts	0	0.00
Other contracts	10	0.11

Total	¥297	$3.32

	Billions of yen	Translation into billions of U.S. dollars
	Three months ended September 30, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥175	$1.96
Interest rate contracts(2)	1	0.01
Credit contracts	(30)	(0.34)
Foreign exchange contracts	(8)	(0.09)
Commodity contracts	0	0.00
Other contracts	5	0.06

Total	¥143	$1.60

(1) Includes net gain and (loss) on embedded derivatives. (2) Includes derivatives which reference not only interest rates but also foreign exchange rates.
	Billions of yen	Translation into billions of U.S. dollars
	Six months ended September 30, 2009
	Interest revenue / Interest expense	Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥6	$0.07

Total	¥6	$0.07

Hedged Items:
Long-term borrowings	¥(6)	$(0.07)

Total	¥(6)	$(0.07)

	Billions of yen	Translation into billions of U.S. dollars
	Three months ended September 30, 2009
	Interest revenue / Interest expense	Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥1	$0.01

Total	¥1	$0.01

Hedged Items:
Long-term borrowings	¥(1)	$(0.01)

Total	¥(1)	$(0.01)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features are clauses that would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in our long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2009, was ¥2,212 billion ($ 24.72 billion) with related collateral pledged at that date of ¥460 billion ($ 5.14 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥9 billion ($ 0.10 billion). The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion with related collateral pledged at that date of ¥629 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in a option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are those linked to the performance of a credit default index. Nomura also writes single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the underlying referenced entity, failure to pay and restructuring of obligations of the referenced security.

In a normal credit derivative contract, once payment is made upon an event of a default, the contract usually terminates with no further payments due by Nomura. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually has any direct recourse to the actual issuers of the reference assets to recover the amount paid. However, there are a minority of contracts where, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following table outlining Nomura’s exposure to written credit derivatives in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and our assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provide protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, our liability on the contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura does hold assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following table presents information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings:

	Billions of yen
	September 30, 2009
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥282	¥10,998	¥461	¥2,387	¥5,315	¥2,835	¥8,904
Credit default indices	5	13,841	128	2,693	4,676	6,344	12,663
Other credit-risk related portfolio products	(45)	4,727	150	628	1,808	2,141	2,523
Credit-risk related options and swaptions	0	7	—	7	—	—	—

Total	¥242	¥29,573	¥739	¥5,715	¥11,799	¥11,320	¥24,090

	Translation into billions of U.S. dollars
	September 30, 2009
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$3.13	$122.91	$5.15	$26.68	$59.40	$31.68	$99.49
Credit default indices	0.06	154.67	1.44	30.09	52.25	70.89	141.50
Other credit-risk related portfolio products	(0.50)	52.81	1.67	7.02	20.20	23.92	28.20
Credit-risk related options and swaptions	0.01	0.08	—	0.08	—	—	—

Total	$2.70	$330.47	$8.26	$63.87	$131.85	$126.49	$269.19

	Billions of yen
	March 31, 2009
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)		Years to Maturity				Purchased Credit Protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following table presents information about Nomura’s written credit derivatives by external credit rating of underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If neither of them are available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of September 30, 2009 and March 31, 2009. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	September 30, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥351	¥647	¥3,285	¥3,860	¥1,611	¥1,244	¥10,998
Credit default indices	216	232	8,196	3,283	679	1,235	13,841
Other credit-risk related portfolio products	15	—	200	—	—	4,512	4,727
Credit-risk related options and swaptions	—	—	—	—	—	7	7

Total	¥582	¥879	¥11,681	¥7,143	¥2,290	¥6,998	¥29,573

	Translation into billions of U.S. dollars
	September 30, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$3.92	$7.23	$36.71	$43.14	$18.00	$13.91	$122.91
Credit default indices	2.41	2.59	91.60	36.68	7.59	13.80	154.67
Other credit-risk related portfolio products	0.17	—	2.23	—	—	50.41	52.81
Credit-risk related options and swaptions	—	—	—	—	—	0.08	0.08

Total	$6.50	$9.82	$130.54	$79.82	$25.59	$78.20	$330.47

	Billions of yen
	March 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

(1)	“Other” includes credit derivatives with a credit rating of the underlying asset that is below investment grade or where the rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥14,866	¥10,742	$166
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	13,444	8,631	150

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed in parentheses as Securities pledged as collateral in Trading assets on the consolidated balance sheets at September 30, 2009, and March 31, 2009, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Trading assets:
Equities and convertible bonds	¥23,670	¥78,432	$265
Government and government agency bonds	1,204,932	495,043	13,464
Bank and corporate debt securities	120,744	312,729	1,349
Residential mortgage-backed securities (RMBS)	575	—	6
Mortgage and mortgage-backed securities	58	—	1
Investment trust funds and other	2,706	52	30

Total	¥1,352,685	¥886,256	$15,115

Non-trading debt securities	¥107,285	¥108,700	$1,199
Investments in and advance to affiliated companies	¥35,459	¥35,682	$396

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Loans and receivables	¥389	¥7,408	$4
Trading assets	2,021,835	3,145,982	22,593
Office buildings, land, equipment and facilities	51,002	51,153	570
Non-trading debt securities	47,598	55,244	532
Other	152	—	2

Total	¥2,120,976	¥3,259,787	$23,701

Assets in the above table were primarily pledged for other secured borrowings and secured borrowings including secured financing transactions that are accounted for as financing rather than sales, and derivative transactions.

6. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement in the SPEs to which Nomura transferred assets. During the six months ended September 30, 2009 and the three months ended September 30, 2009, Nomura securitized ¥71 billion ($0.79 billion) and ¥29 billion ($0.32 billion) respectively and recognized associated loss on sale of ¥25 million ($0.28 million) and ¥29 million ($0.32 million) respectively. As of September 30, 2009 and March 31, 2009, the cumulative balance of financial assets transferred to SPEs in which Nomura has continuing involvement were ¥1,239 billion ($13.85 billion) and ¥1,122 billion respectively, the size of total assets held by such SPEs were ¥1,125 billion ($12.57 billion) and ¥1,198 billion respectively, and Nomura’s retained interest were ¥3 billion ($0.03 billion) and ¥7 billion respectively. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥34 billion ($0.38 billion) as of September 30, 2009 and ¥29 billion as of March 31, 2009. Nomura does not provide financial support beyond its contractual obligations. For the six months ended September 30, 2009 and the three months ended September 30, 2009, Nomura received ¥80 billion ($0.89 billion) and ¥37 billion ($0.41 billion) respectively of proceeds from the SPEs.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen		Translation into billions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Assets
Trading assets
Equities	¥391	¥136	$4.37
Debt securities	159	246	1.77
Mortgage and mortgage-backed securities	117	84	1.31

Total	¥667	¥466	$7.45

Liabilities
Long-term borrowings	¥624	¥443	$6.97

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and of which Nomura is the primary beneficiary.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Consolidated VIEs’ assets
Cash and cash equivalent	¥36	¥50	$0.40
Trading assets
Equities	¥273	¥362	$3.05
Debt securities	149	52	1.67
Mortgage and mortgage-backed securities	75	123	0.83
Investment trust funds and other	1	8	0.01
Derivatives	11	12	0.12
Private Equity	4	—	0.04
Office buildings, land, equipment and facilities	51	51	0.57
Other	28	32	0.32

Total	¥628	¥690	$7.01

Consolidated VIEs’ liabilities
Trading liabilities
Debt securities	¥8	¥—	$0.09
Mortgage-backed securities	17	26	0.19
Derivatives	2	2	0.02
Long-term borrowings	243	251	2.72
Other	10	28	0.10

Total	¥280	¥307	$3.12

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura has sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; residual interests regarding operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs for which Nomura holds significant variable interests, or interests in VIEs that Nomura has sponsored, and the maximum exposure to loss associated with these variable interests. The maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	September 30, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥55	¥—	¥55
Debt securities	20	—	20
Mortgage and mortgage-backed securities	75	—	75
Investment trust funds and other	2	—	2
Derivatives	12	1	50
Loans	77	—	77
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	22

Total	¥241	¥1	¥301

	Translation into billions of U.S. dollars
	September 30, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	$0.61	$—	$0.61
Debt securities	0.22	—	0.22
Mortgage and mortgage-backed securities	0.84	—	0.84
Investment trust funds and other	0.03	—	0.03
Derivatives	0.15	0.01	0.56
Loans	0.85	—	0.85
Other	0.00	—	0.00
Commitments to extend credit and other guarantees	—	—	0.25

Total	$2.70	$0.01	$3.36

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust funds and other	4	—	4
Derivatives	55	0	116
Loans	48	—	48
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

7. Business combinations:

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions will strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd., and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The recognized goodwill amount was ¥23,224 million ($260 million) as of September 30, 2009. Compared to March 31, 2009 it has increased by ¥10,206 million ($114 million). Nomura disbursed ¥48,159 million ($538 million) as of September 30, 2009 for these acquisitions as well as the acquisition of Lehman Brothers Fixed Income Securities Private Ltd., which is a Primary Dealer in India during the six months ended September 30, 2009. Compared to March 31, 2009 it has increased by ¥5,296 million ($59 million). The allocation of the acquisition costs to the assets acquired and the liabilities assumed has to be completed within one year from the acquisition date. As of September 30, 2009, the allocation has completed, and therefore the above carrying value of goodwill and disbursement amount were finalized.

Nomura recorded ¥26,241 million ($293 million) of the acquisition-related liabilities concerning personnel costs or relocation costs as a result of selecting the business to focus in relation to the business combinations as of September 30, 2009. Total restructuring costs of ¥1,403 million ($16 million) during the six months ended September 30, 2009 and of ¥ 182 million ($2 million) during the three months ended September 30, 2009 have been recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of operations.

8. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Other assets-Other:
Securities received as collateral	¥149,871	¥32,079	$1,675
Goodwill and other intangible assets	131,441	130,972	1,469
Deferred tax assets	324,940	334,123	3,631
Investments in equity securities for other than operating purposes	11,072	5,978	124
Other	175,907	220,091	1,965

Total	¥793,231	¥723,243	$8,864

Other liabilities:(1)
Obligation to return securities received as collateral	¥149,871	¥32,079	$1,675
Accrued income taxes	8,801	10,593	98
Other accrued expenses and provisions	379,229	360,867	4,238
Other	85,423	64,035	954

Total	¥623,324	¥467,574	$6,965

(1)	Amounts reported as of March 31, 2009 reflect retrospective application of the updated noncontrolling interests guidance.

9. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Six months ended September 30
	2008	2009	2009
Basic—
Net income (loss) attributable to NHI	¥(149,464)	¥39,135	$437
Weighted average number of shares outstanding	1,908,311,939	2,662,067,934
Net income (loss) attributable to NHI common shareholders per share	¥(78.32)	¥14.70	$0.16

Diluted—
Net income (loss) attributable to NHI	¥(149,466)	¥37,984	$424
Weighted average number of shares outstanding	1,905,908,919	2,839,146,312
Net income (loss) attributable to NHI common shareholders per share	¥(78.42)	¥13.38	$0.15

	Millions of yen except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Three months ended September 30
	2008	2009	2009
Basic—
Net income (loss) attributable to NHI	¥(72,872)	¥27,715	$310
Weighted average number of shares outstanding	1,908,688,016	2,712,310,936
Net income (loss) attributable to NHI common shareholders per share	¥(38.18)	¥10.22	$0.11

Diluted—
Net income (loss) attributable to NHI	¥(72,874)	¥25,601	$286
Weighted average number of shares outstanding	1,906,073,409	2,884,867,761
Net income (loss) attributable to NHI common shareholders per share	¥(38.23)	¥8.87	$0.10

In determining diluted EPS, the net loss attributable to NHI is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2008 arising from options to purchase common shares issued by affiliates. Net income attributable to NHI is adjusted to reflect the decline in Nomura’s income for the six and three months ended September 30, 2009 arising from convertible bonds to convert to common shares issued by the Company and the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2009 arising from options to purchase common shares issued by affiliates. The decline arising from convertible bonds to convert to common shares includes the decline caused by the recognition of the lump-sum expense for the six and three months ended September 30, 2009 arising out of the difference between the bond’s carrying amount and the bond’s redemption amount which is to be accumulated over the life of the bond.

The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would increase loss per share in the six and three months ended September 30, 2008. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from convertible bonds and stock-based compensation plans issued by the Company that would reduce EPS in the six and three months ended September 30, 2009.

Antidilutive stock options to purchase 18,403,800 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2008. Antidilutive stock options to purchase 12,617,600 and 12,456,300 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2009.

The convertible bonds of ¥6,000 million ($67 million) were converted to 13,745,702 common shares between April 1, 2009 and June 30, 2009.

The convertible bonds of ¥69,000 million ($771 million) were converted to 158,075,596 common shares between July 1, 2009 and September 30, 2009.

The convertible bonds of ¥35,000 million ($391 million) were converted to 86,219,183 common shares between October 1, 2009 and the time when this interim consolidated financial statements are furnished.

10. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities is shown below:

Japanese entities’ plans

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Service cost	¥4,973	¥4,401	$49
Interest cost	2,563	2,154	24
Expected return on plan assets	(1,841)	(1,512)	(17)
Amortization of net actuarial losses	1,430	2,375	26
Amortization of prior service cost	42	(574)	(6)

Net periodic pension and severance costs	¥7,167	¥6,844	$76

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
Service cost	¥2,466	¥2,253	$25
Interest cost	1,282	1,077	12
Expected return on plan assets	(921)	(756)	(8)
Amortization of net actuarial losses	715	1,188	13
Amortization of prior service cost	21	(287)	(3)

Net periodic pension and severance costs	¥3,563	¥3,475	$39

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

11. Income taxes:

For the six and three months ended September 30, 2008, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 2.7% and negative 5.1% respectively, is mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries.

For the six and three months ended September 30, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 33.4% and negative 3.8% respectively, is mainly due to a reversal of valuation allowance relating to losses of foreign subsidiaries.

12. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Commitments to extend credit	¥201,964	¥99,915	$2,257
Commitments to invest in partnerships	¥40,158	¥69,320	$449

As of September 30, 2009, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥201,964	¥86,719	¥97,325	¥16,180	¥1,740
Commitments to invest in partnerships	40,158	5,560	15,121	6,603	12,874

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$2,257	$969	$1088	$181	$19
Commitments to invest in partnerships	449	62	169	74	144

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Total minimum lease payments	¥85,150	¥80,901	$952
Less: Sublease rental income	(15,294)	(17,495)	(171)

Net minimum lease payments	¥69,856	¥63,406	$781

As of September 30, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥85,150	¥14,604	¥14,206	¥12,663	¥9,775	¥6,990	¥26,912

	Translation into millions of U.S. dollars
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	$952	$163	$159	$142	$109	$78	$301

As of March 31, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

In April 2009, WestLB served proceedings on Nomura International PLC (“NIP”) and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, they were entitled to receive approximately $22 million, which they claim to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

Nomura strongly believes that the its subsidiaries in Europe’s claims are right.

Guarantees—

ASC 460 “Guarantees” (“ASC 460”) (formerly FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the ASC 460 definition of guarantees. ASC 460 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under ASC 460 and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	September 30, 2009		March 31, 2009		September 30, 2009
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,237,577	¥58,637,585	¥2,091,560	¥43,848,870	$36,178	$655,242
Standby letters of credit and other guarantees(2)	0	7,789	1	9,270	$0	$87

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of September 30, 2009 is ¥6,671 million ($75 million) and as of March 31, 2009 is ¥6,571 million.

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under ASC 460 and certain other guarantees as of September 30, 2009:

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,237,577	¥58,637,585	¥26,484,603	¥10,116,567	¥3,756,156	¥18,280,259
Standby letters of credit and other guarantees	0	7,789	7,476	101	204	8

	Translation into millions of U.S. dollars
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$36,178	$655,242	$295,950	$113,047	$41,973	$204,272
Standby letters of credit and other guarantees	0	87	84	1	2	0

13. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

The accounting policies for segment information essentially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management reviews interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current quarter presentation, in accordance with the updated noncontrolling interests guidance adopted from the year ending March 31, 2010.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2008
Non-interest revenue	¥158,034	¥20,852	¥33,351	¥(13,447)	¥33,715	¥45,782	¥278,287
Net interest revenue	2,230	(16,420)	882	(3,062)	2,108	6,756	(7,506)

Net revenue	160,264	4,432	34,233	(16,509)	35,823	52,538	270,781
Non-interest expenses	138,767	152,739	30,381	8,210	26,876	59,913	416,886

Income (loss) before income taxes	¥21,497	¥(148,307)	¥3,852	¥(24,719)	¥8,947	¥(7,375)	¥(146,105)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2009
Non-interest revenue	¥186,926	¥367,072	¥44,626	¥6,758	¥33,960	¥(40,173)	¥599,169
Net interest revenue	1,604	(5,445)	1,992	(3,979)	1,157	(4,022)	(8,693)

Net revenue	188,530	361,627	46,618	2,779	35,117	(44,195)	590,476
Non-interest expenses	134,317	252,707	61,757	5,104	25,515	60,271	539,671

Income (loss) before income taxes	¥54,213	¥108,920	¥(15,139)	¥(2,325)	¥9,602	¥(104,466)	¥50,805

	Translation into millions of U.S. dollars
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2009
Non-interest revenue	$2,089	$4,102	$499	$75	$379	$(448)	$6,696
Net interest revenue	18	(61)	22	(44)	13	(45)	(97)

Net revenue	2,107	4,041	521	31	392	(493)	6,599
Non-interest expenses	1,501	2,824	690	57	285	674	6,031

Income (loss) before income taxes	$606	$1,217	$(169)	$(26)	$107	$(1,167)	$568

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended September 30, 2008
Non-interest revenue	¥73,527	¥7,572	¥5,207	¥22,757	¥14,386	¥15,592	¥139,041
Net interest revenue	928	(14,110)	40	(2,257)	325	12,400	(2,674)

Net revenue	74,455	(6,538)	5,247	20,500	14,711	27,992	136,367
Non-interest expenses	69,137	80,150	13,970	5,853	13,916	14,430	197,456

Income (loss) before income taxes	¥5,318	¥(86,688)	¥(8,723)	¥14,647	¥795	¥13,562	¥(61,089)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended September 30, 2009
Non-interest revenue	¥92,488	¥172,221	¥19,613	¥5,789	¥16,609	¥(2,971)	¥303,749
Net interest revenue	662	2,278	1,332	(1,929)	(142)	(4,085)	(1,884)

Net revenue	93,150	174,499	20,945	3,860	16,467	(7,056)	301,865
Non-interest expenses	66,796	127,845	30,659	2,606	11,994	32,833	272,733

Income (loss) before income taxes	¥26,354	¥46,654	¥(9,714)	¥1,254	¥4,473	¥(39,889)	¥29,132

	Translation into millions of U.S. dollars
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended September 30, 2009
Non-interest revenue	$1,034	$1,924	$219	$65	$186	$(34)	$3,394
Net interest revenue	8	26	15	(22)	(2)	(45)	(20)

Net revenue	1,042	1,950	234	43	184	(79)	3,374
Non-interest expenses	747	1,428	343	29	134	367	3,048

Income (loss) before income taxes	$295	$522	$(109)	$14	$50	$(446)	$326

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Net gain on trading related to economic hedging transactions	¥21,194	¥5,184	$58
Realized gain (loss) on investments in equity securities held for operating purposes	(1,212)	(415)	(5)
Equity in earnings of affiliates	6,060	4,303	48
Corporate items	(7,969)	(44,484)	(497)
Other	(25,448)	(69,054)	(771)

Total	¥(7,375)	¥(104,466)	$(1,167)

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
Net gain on trading related to economic hedging transactions	¥20,188	¥1,929	$22
Realized gain (loss) on investments in equity securities held for operating purposes	(1,503)	(468)	(5)
Equity in earnings of affiliates	3,999	602	7
Corporate items	(2,349)	(19,588)	(219)
Other	(6,773)	(22,364)	(251)

Total	¥13,562	¥(39,889)	$(446)

The tables below present a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Net revenue	¥270,781	¥590,476	$6,599
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,629)	7,908	88

Consolidated net revenue	¥263,152	¥598,384	$6,687

Non-interest expenses	¥416,886	¥539,671	$6,031
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥416,886	¥539,671	$6,031

Income (loss) before income taxes	¥(146,105)	¥50,805	$568
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,629)	7,908	88

Consolidated income (loss) before income taxes	¥(153,734)	¥58,713	$656

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
Net revenue	¥136,367	¥301,865	$3,374
Unrealized gain (loss) on investments in equity securities held for operating purposes	(8,302)	(1,840)	(21)

Consolidated net revenue	¥128,065	¥300,025	$3,353

Non-interest expenses	¥197,456	¥272,733	$3,048
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥197,456	¥272,733	$3,048

Income (loss) before income taxes	¥(61,089)	¥29,132	$326
Unrealized gain (loss) on investments in equity securities held for operating purposes	(8,302)	(1,840)	(21)

Consolidated income (loss) before income taxes	¥(69,391)	¥27,292	$305

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a deals-with-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2008	2009	2009
Net revenue(1):
Americas	¥16,328	¥61,884	$691
Europe	(27,754)	186,283	2,082
Asia and Oceania	7,647	31,113	348

Sub-total	(3,779)	279,280	3,121
Japan	266,931	319,104	3,566

Consolidated	¥263,152	¥598,384	$6,687

Income (loss) before income taxes(2):
Americas	¥(65,085)	¥6,167	$69
Europe	(83,684)	11,392	127
Asia and Oceania	(12,482)	(5,206)	(58)

Sub-total	(161,251)	12,353	138
Japan	7,517	46,360	518

Consolidated	¥(153,734)	¥58,713	$656

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2008	2009	2009
Net revenue(1):
Americas	¥9,293	¥39,706	$444
Europe	(24,747)	102,727	1,148
Asia and Oceania	1,047	18,164	203

Sub-total	(14,407)	160,597	1,795
Japan	142,472	139,428	1,558

Consolidated	¥128,065	¥300,025	$3,353

Income (loss) before income taxes(2):
Americas	¥(20,634)	¥6,950	$78
Europe	(55,533)	12,719	142
Asia and Oceania	(6,406)	385	4

Sub-total	(82,573)	20,054	224
Japan	13,182	7,238	81

Consolidated	¥(69,391)	¥27,292	$305

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Amounts reported for the six and three months ended September 30, 2008 reflect retrospective application of the updated noncontrolling interests guidance.

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2009	March 31, 2009	September 30, 2009
Long-lived assets:
Americas	¥90,009	¥100,241	$1,006
Europe	87,134	62,690	974
Asia and Oceania	32,486	30,804	363

Sub-total	209,629	193,735	2,343
Japan	303,411	312,893	3,390

Consolidated	¥513,040	¥506,628	$5,733

14. Subsequent events:

The following events occurred between October 1, 2009 and February 24, 2010 when this interim consolidated financial statements are furnished.

Nomura resolved the issuance of new shares at September 24, 2009. Nomura issued new shares by way of public offering (766,000,000 shares) with a total amount to be paid of ¥416,949 million ($4,659 million) on the payment date of October 13, 2009. Nomura also issued new shares by way of third-party allotment (34,000,000 shares) with a total amount to be paid of ¥18,507 million ($207 million) on the payment date of October 27, 2009. As a result of these issuances, common stock increased by ¥217,728 million ($2,433 million) and additional paid-in capital increased by ¥228,934 million ($2,558 million).

Report of Independent Registered Public Accounting Firm

The Board of Directors

Nomura Holdings, Inc.

We have reviewed the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of September 30, 2009, and the related consolidated statements of operations and comprehensive income for the three-month and six-month periods ended September 30, 2009 and 2008, and the consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with US generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries as of March 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows for the year then ended (not presented herein) and in our report dated June 29, 2009, we expressed an unqualified opinion on those consolidated financial statements. As described in Note 1, on April 1, 2009, Nomura Holdings, Inc. and subsidiaries adopted Financial Accounting Standards Board Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 (as codified in Financial Accounting Standards Board Accounting Standards Codification Topic 810, Consolidation) on a retrospective basis resulting in revision of the March 31, 2009, consolidated balance sheet. We have not audited and reported on the revised balance sheet reflecting the adoption of Financial Accounting Standards Board Statement No. 160.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

February 24, 2010